Exhibit 99.1

ENCANA CORPORATION

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1. – IDENTITY OF COMPANY

1.1	Name and Address of Company

Encana Corporation

4400, 500 Centre Street S.E.

P.O. Box 2850

Calgary, Alberta T2P 2S5

1.2	Executive Officer

The executive officer of Encana who is knowledgeable about the significant acquisition and this Business Acquisition Report is Sherri A. Brillon, Executive Vice-President & Chief Financial Officer and her business telephone number is 403-645-2000.

ITEM 2. – DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

On September 27, 2014, Encana Corporation (“Encana” or the “Company”) entered into a definitive merger agreement pursuant to which Encana’s indirect, wholly-owned subsidiary, Alenco Acquisition Company Inc. (“Alenco Acquisition”), would acquire (the “Acquisition”) all of the issued and outstanding shares of common stock of Athlon Energy Inc. (“Athlon”) by means of an all-cash tender offer (the “Offer”) for US$5.93 billion (US$58.50 per share), as well as Encana assuming Athlon’s US$1.15 billion of senior notes and repaying and terminating Athlon’s existing credit facility with indebtedness outstanding of US$0.3 billion. On November 13, 2014, the Offer was consummated and, as a result, Alenco Acquisition was merged with and into Athlon (the “Merger”), with any shares not tendered into the Offer being cancelled and converted into the right to receive the same US$58.50 per share paid in the Offer. Following the Merger, Athlon became an indirect, wholly-owned subsidiary of Encana and shares of Athlon common stock ceased to be traded on the New York Stock Exchange.

Prior to the completion of the Acquisition, Athlon was an independent exploration and production company headquartered in Fort Worth, Texas, that focused on the acquisition, development and exploitation of unconventional oil and liquids-rich natural gas reserves, with approximately 168,000 gross (140,000 net) acres of producing and undeveloped oil and gas properties located in the Midland Basin of Texas (primarily in the Midland, Martin, Howard and Glasscock counties). Athlon’s drilling activity was focused in the Clearfork, Spraberry, Wolfcamp, Cline, Strawn, Atoka and Mississippian formations.

For the nine months ended September 30, 2014, Athlon’s average net production was 14 thousand barrels per day (“Mbbls/d”) (61%) of crude oil, 24 million cubic feet per day (18%) of natural gas and 5 Mbbls/d (21%) of natural gas liquids (“NGLs”). Oil and natural gas facilities located at well locations include field gathering systems, storage batteries, saltwater disposal systems, separation equipment and pumping units. In addition, Athlon has an established pipeline infrastructure to transport oil from wellhead to tank batteries that is subsequently transported by the purchaser via pipeline or truck. Natural gas is transported from wellhead to the purchaser’s meter and pipeline interconnection point through Athlon’s gathering system. Oil production is sold under various contracts with month-to-month terms and pricing relative to Midland West Texas Intermediate. Natural gas production is sold under market price contract with terms ranging from month-to-month to over five years.

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Following completion of the Acquisition, on December 16, 2014, Athlon Holdings LP and Athlon Finance Corp., the co-issuers of Athlon’s US$1.15 billion of senior notes, redeemed all such notes in accordance with the provisions of the indentures governing such notes.

2.2	Date of Acquisition

The Acquisition was completed on November 13, 2014.

2.3	Consideration

The aggregate consideration in connection with the Acquisition was approximately US$7.4 billion, which included approximately US$5.93 billion for Athlon common stock, assuming Athlon’s US$1.15 billion of senior notes and repaying and terminating Athlon’s existing credit facility with indebtedness outstanding of US$0.3 billion. The Acquisition was wholly financed with cash on hand.

2.4	Effect on Financial Position

The Acquisition aligns with Encana’s strategy announced in November of 2013 by adding a seventh core growth asset within an established oil production basin and further accelerates Encana’s strategy by enhancing its efforts to reposition to a more balanced commodity portfolio.

Encana does not presently plan or propose to make any material changes in its strategy, either generally or with respect to the Acquisition that would reasonably be expected to have a significant effect on its financial performance or financial position.

2.5	Prior Valuation

No valuation required by securities legislation or a Canadian stock exchange or market to support the consideration payable pursuant to the Acquisition has been obtained within the last 12 months.

2.6	Parties to Transaction

The Acquisition was not with an “informed person” (as such term is defined in Section 1.1 of National Instrument 51-102 Continuous Disclosure Obligations), associate or affiliate of Encana.

2.7	Date of Report

January 23, 2015.

ITEM 3. – FINANCIAL STATEMENTS

The following financial statements in respect of Athlon are contained in Schedule A hereto, which forms part of this Business Acquisition Report:

(i)	The unaudited interim condensed consolidated financial statements of Athlon as of and for the nine months ended September 30, 2014, including comparatives as of December 31, 2013 and for the nine months ended September 30, 2013; and

(ii)	The audited consolidated balance sheets of Athlon for the years ended December 31, 2013 and 2012, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013.

In addition, the following unaudited pro forma financial information (collectively referred to as “Pro Forma Consolidated Financial Statements”) of Encana after giving effect to the Acquisition, for the year ended December 31, 2013 and as at and for the nine months ended September 30, 2014, are contained in Schedule B hereto, which forms part of this Business Acquisition Report:

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(i)	The unaudited pro forma consolidated balance sheet of Encana as at September 30, 2014;

(ii)	The unaudited pro forma consolidated statement of comprehensive income of Encana for the nine months ended September 30, 2014; and

(iii)	The unaudited pro forma consolidated statement of comprehensive income of Encana for the year ended December 31, 2013.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - Certain statements contained in this Business Acquisition Report are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this Business Acquisition Report include, but are not limited to, statements with respect to: the composition of the percentage of crude oil, natural gas and NGLs associated with the Athlon lands (the “Lands”); the drilling activity focus on the Lands; the oil and gas facilities and infrastructure associated with the Lands; and the pricing of oil, natural gas and NGLs production and its associated marketing contracts.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the Company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the Company’s current guidance; fluctuations in currency and interest rates; risk that Encana may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the Company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in Encana’s news releases related to the Acquisition dated September 29, 2014, October 10, 2014, November 3, 2014 and November 13, 2014, and in its Annual Information Form dated February 20, 2014.

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Assumptions with respect to forward-looking statements regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGLs production from existing properties within its asset portfolio.

Furthermore, the forward looking statements contained in this Business Acquisition Report are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise. The forward looking statements contained in this Business Acquisition Report are expressly qualified by this cautionary statement.

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SCHEDULE A

FINANCIAL STATEMENTS OF

ATHLON ENERGY INC.

Pages
Unaudited Interim Condensed Consolidated Financial Statements of Athlon Energy Inc. as of and for the nine months ended September 30, 2014, including comparatives as of December 31, 2013 and for the nine months ended September 30, 2013	A-2

Independent Auditors’ Report	A-22

Audited Consolidated Balance Sheets of Athlon Energy Inc. for the years ended December 31, 2013 and 2012, and the related Consolidated Statements of Operations, Changes in Equity, and Cash Flows for each of the three years in the period ended December 31, 2013	A-23

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

ATHLON ENERGY INC. AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014,

INCLUDING COMPARATIVES AS OF DECEMBER 31, 2013 AND

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

ATHLON ENERGY INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	September 30, 2014	December 31, 2013
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$4,997	$113,025
Accounts receivable	97,162	48,238
Derivatives, at fair value	16,948	—
Inventory	1,910	928
Deferred taxes	—	380
Other	2,248	1,166

Total current assets	123,265	163,737

Oil and natural gas properties and equipment, at cost—full cost method:
Evaluated, including wells and related equipment	2,525,499	1,244,178
Unevaluated	678,879	89,859
Accumulated depletion, depreciation, and amortization	(277,347)	(160,779)

	2,927,031	1,173,258
Derivatives, at fair value	9,327	2,330
Debt issuance costs	25,101	14,679
Other	2,393	1,447

Total assets	$3,087,117	$1,355,451

LIABILITIES AND EQUITY
Current liabilities:
Trade account payable	$220	$459
Accrued liabilities:
Lease operating	10,631	6,563
Production, severance, and ad valorem taxes	10,462	2,550
Development capital	118,105	68,059
Interest	33,337	7,790
Derivatives, at fair value	—	8,354
Revenue payable	35,233	20,513
Deferred taxes	4,450	—
Other	6,573	4,035

Total current liabilities	219,011	118,323
Asset retirement obligations, net of current portion	12,328	6,795
Long-term debt	1,386,000	500,000
Deferred taxes	141,070	92,397
Other	152	101

Total liabilities	1,758,561	717,616

Commitments and contingencies
Equity:
Preferred stock, $.01 par value, 50,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.01 par value, 500,000,000 shares authorized, 97,134,446 and 82,129,089 issued and outstanding, respectively	971	821
Additional paid-in capital	1,182,006	593,943
Retained earnings	131,644	32,283

Total stockholders’ equity	1,314,621	627,047
Noncontrolling interest	13,935	10,788

Total equity	1,328,556	637,835

Total liabilities and equity	$3,087,117	$1,355,451

The accompanying notes are an integral part of these consolidated financial statements.

ATHLON ENERGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Revenues:
Oil	$139,925	$75,666	$341,144	$175,934
Natural gas	9,795	4,164	25,907	11,894
Natural gas liquids	16,321	8,595	41,169	20,508

Total revenues	166,041	88,425	408,220	208,336

Expenses:
Production:
Lease operating	16,677	8,762	42,126	23,774
Production, severance, and ad valorem taxes	11,647	5,498	27,060	13,549
Depletion, depreciation, and amortization	50,246	23,611	116,792	62,022
General and administrative	15,310	6,696	38,718	13,543
Contract termination fee	—	2,408	—	2,408
Acquisition costs	388	29	2,213	180
Derivative fair value loss (gain)	(58,526)	27,037	(14,949)	21,331
Accretion of discount on asset retirement obligations	273	174	690	485

Total expenses	36,015	74,215	212,650	137,292

Operating income	130,026	14,210	195,570	71,044

Other income (expenses):
Interest	(12,502)	(10,039)	(35,208)	(26,595)
Other	36	30	62	30

Total other expenses	(12,466)	(10,009)	(35,146)	(26,565)

Income before income taxes	117,560	4,201	160,424	44,479
Income tax provision	42,662	1,934	57,916	6,805

Consolidated net income	74,898	2,267	102,508	37,674
Less: net income attributable to noncontrolling interest	2,205	(215)	3,147	616

Net income attributable to stockholders	$72,693	$2,482	$99,361	$37,058

Net income per common share:
Basic	$0.74	$0.03	$1.08	$0.53
Diluted	$0.74	$0.03	$1.08	$0.53
Weighted average common shares outstanding:
Basic	97,064	76,637	90,904	69,810
Diluted	97,064	78,493	90,904	71,666

The accompanying notes are an integral part of these consolidated financial statements.

ATHLON ENERGY INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands)

(unaudited)

	Athlon Stockholders
	Issued Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance at December 31, 2013	82,129	$821	$593,943	$32,283	$627,047	$10,788	$637,835
Equity-based compensation	—	—	17,726	—	17,726	—	17,726
Vesting of stock awards	199	2	(3,820)	—	(3,818)	—	(3,818)
Proceeds from issuance of common stock to the public, net of offering costs	14,806	148	570,612	—	570,760	—	570,760
Deferred tax impact of change in noncontrolling interest due to issuance of common stock to the public	—	—	3,545	—	3,545	—	3,545
Consolidated net income	—	—	—	99,361	99,361	3,147	102,508

Balance at September 30, 2014	97,134	$971	$1,182,006	$131,644	$1,314,621	$13,935	$1,328,556

The accompanying notes are an integral part of these consolidated financial statements.

ATHLON ENERGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Nine months ended September 30,
	2014	2013
Cash flows from operating activities:
Consolidated net income	$102,508	$37,674
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depletion, depreciation, and amortization	116,792	62,022
Deferred taxes	57,047	6,805
Non-cash derivative loss (gain)	(32,300)	13,955
Equity-based compensation	16,006	1,799
Other	3,308	4,756
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	(46,897)	(21,350)
Other current assets	562	(155)
Accounts payable	(239)	(702)
Accrued interest	25,546	15,968
Revenue payable	14,709	9,718
Other current liabilities	12,717	6,285
Other assets	(90)	—

Net cash provided by operating activities	269,669	136,775

Cash flows from investing activities:
Acquisitions of oil and natural gas properties	(1,365,205)	(36,533)
Development of oil and natural gas properties	(451,360)	(257,984)
Other	(1,317)	(486)

Net cash used in investing activities	(1,817,882)	(295,003)

Cash flows from financing activities:
Proceeds from long-term debt, net of issuance costs	1,056,243	629,627
Payments on long-term debt	(183,000)	(505,926)
Proceeds from issuance of common stock to the public, net of offering costs	570,760	296,044
Distributions to Athlon Holdings LP’s Class A limited partners	—	(75,000)
Vesting of stock awards	(3,818)	—
Other	—	1,500

Net cash provided by financing activities	1,440,185	346,245

Increase (decrease) in cash and cash equivalents	(108,028)	188,017
Cash and cash equivalents, beginning of period	113,025	8,871

Cash and cash equivalents, end of period	$4,997	$196,888

The accompanying notes are an integral part of these consolidated financial statements.

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Note 1. Formation of the Company and Description of Business

Athlon Energy Inc. (together with its subsidiaries, “Athlon”), a Delaware corporation,was formed on April 1, 2013 and is an independent exploration and production company focused on the acquisition, development, and exploitation of unconventional oil and liquids-rich natural gas reserves in the Permian Basin.

On April 26, 2013, Athlon Holdings LP (together with its subsidiaries, “Holdings”), a Delaware limited partnership, underwent a corporate reorganization and as a result, Holdings became a majority-owned subsidiary of Athlon. Holdings is considered Athlon’s accounting predecessor. Athlon operates and controls all of Holdings’ business and affairs and consolidates its financial results.

Prior to the corporate reorganization, Holdings was a party to a limited partnership agreement with its management team and certain employees and Apollo Athlon Holdings, L.P. (“Apollo”), which is an affiliate of Apollo Global Management, LLC (“Apollo Global”). Prior to the corporate reorganization, Apollo Investment Fund VII, L.P. and its parallel funds (the “Apollo Funds”) and Holdings’ management team and certain employees owned all of Holdings’ Class A limited partner interests and Holdings’ management team and certain employees owned all of Holdings’ Class B limited partner interests.

In the corporate reorganization, the Apollo Funds entered into a number of distribution and contribution transactions pursuant to which the Apollo Funds exchanged their Holdings’ Class A limited partner interests for shares of Athlon’s common stock. The remaining holders of Holdings’ Class A limited partner interests did not exchange their interests in the reorganization transactions. In addition, the holders of Holdings’ Class B limited partner interests exchanged their interests for shares of Athlon’s common stock subject to the same conditions and vesting terms.

Initial Public Offering

On August 7, 2013, Athlon completed its initial public offering (“IPO”) of 15,789,474 shares of its common stock at $20.00 per share and received net proceeds of approximately $295.7 million, after deducting underwriting discounts and commissions and offering expenses. Upon closing of the IPO, Holdings’ limited partnership agreement was amended and restated to, among other things, modify Holdings’ capital structure by replacing its different classes of interests with a single new class of units, the “New Holdings Units”. Holdings’ management team and certain employees that held Class A limited partner interests now own 1,855,563 New Holdings Units and entered into an exchange agreement under which (subject to the terms of the exchange agreement) they have the right to exchange their New Holdings Units for shares of Athlon’s common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, and reclassifications. Please read “Note 13. Related Party Transactions” for additional discussion. All other New Holdings Units are held by Athlon.

Merger with Encana

On September 27, 2014, Athlon entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Encana Corporation (“Encana”) and Alenco Acquisition Company Inc., Encana’s indirect, wholly owned subsidiary (“Alenco”), pursuant to which Alenco will merge with and into Athlon, with Athlon surviving as an indirect, wholly owned subsidiary of Encana (the “Merger”). The Merger Agreement, which was unanimously approved by Athlon’s Board of Directors and by Encana’s Board of Directors, provides for Encana’s acquisition of all of the issued and outstanding shares of Athlon’s common stock, par value $0.01 per share, for $58.50 per share in cash (the “Offer”). Completion of the Merger is conditioned upon, among other things, customary closing conditions.

Note 2. Basis of Presentation

Athlon’s consolidated financial statements include the accounts of its wholly owned and majority-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments necessary to present fairly, in all material respects, Athlon’s financial position as of September 30, 2014, results of operations for the three and nine months ended September 30, 2014 and 2013, and cash flows for the nine months ended September 30, 2014 and 2013. All adjustments are of a normal recurring nature. These interim results are not necessarily indicative of results for an entire year.

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

(unaudited)

Certain amounts and disclosures have been condensed and omitted from the unaudited consolidated financial statements pursuant to the rules and regulations of the United States Securities and Exchange Commission. Therefore, these unaudited consolidated financial statements should be read in conjunction with Athlon’s audited consolidated financial statements and related notes thereto included in Athlon’s 2013 Annual Report on Form 10-K.

Noncontrolling Interest

As of September 30, 2014 and December 31, 2013, Athlon’s management team and certain employees owned approximately 1.9% and 2.2% of Holdings, respectively. Holdings’ general partner, Athlon Holdings GP LLC, is a wholly owned subsidiary of Athlon. Considering the presumption of control, Athlon has fully consolidated the financial position, results of operations, and cash flows of Holdings.

As presented in the accompanying Consolidated Balance Sheets, “Noncontrolling interest” as of September 30, 2014 and December 31, 2013 of approximately $13.9 million and $10.8 million, respectively, represents Athlon’s management team and certain employees’ ownership of Holdings. As presented in the accompanying Consolidated Statements of Operations, “Net income (loss) attributable to noncontrolling interest” of approximately $2.2 million and $3.1 million for the three and nine months ended September 30, 2014, respectively, and approximately $(0.2) million and $0.6 million for the three and nine months ended September 30, 2013, respectively, represents Holdings’ net income attributable to Athlon’s management team and certain employees.

The following table summarizes the effects of changes in Athlon’s partnership interest in Holdings on Athlon’s equity for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	(in thousands)
Net income attributable to stockholders	$72,693	$2,482	$99,361	$37,058

Transfer from noncontrolling interest:
Increase in Athlon’s paid-in capital for deferred tax impact of change in noncontrolling interest due to issuance of common stock to the public	4,155	—	3,545	—
Increase in Athlon’s paid-in capital for corporate reorganization	—	—	—	290,950
Increase in Athlon’s paid-in capital for issuance of common stock to the public	63	295,473	570,612	295,473

Net transfer from noncontrolling interest	4,218	295,473	574,157	586,423

Change from net income attributable to stockholders and transfers from noncontrolling interest	$76,911	$297,955	$673,518	$623,481

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers”. ASU 2014-09 supersedes most of the existing revenue recognition requirements in accounting principles generally accepted in the United States (“GAAP”) and requires (i) an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services and (ii) requires expanded disclosures regarding the nature, amount, timing, and certainty of revenue and cash flows from contracts with customers. ASU 2014-09 is effective retrospectively for annual and interim reporting periods beginning after December 15, 2016, with early application not permitted. Athlon is evaluating the impact, if any, that the adoption of ASU 2014-09 will have on its financial position, results of operations, and liquidity.

No other new accounting pronouncements issued or effective from January 1, 2014 through the date of this Report, had or are expected to have a material impact on Athlon’s unaudited consolidated financial statements.

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

(unaudited)

Note 3. Acquisitions

On June 2, 2014, Athlon acquired certain oil and natural gas properties and related assets in the Midland Basin from Hibernia Holdings, LLC (“Hibernia”) for approximately $394.0 million in cash, which was financed with a portion of the net proceeds from debt and equity offerings. Please read “Note 7. Long-Term Debt” and “Note 8. Stockholders’ Equity” for additional discussion of these offerings. The operations of these properties have been included in the accompanying Consolidated Statements of Operations with those of Athlon from the date of acquisition. Athlon has included revenues of $30.3 million and direct operating expenses of $3.5 million for the period June 2, 2014 to September 30, 2014 due to the Hibernia acquisition in the accompanying Consolidated Statements of Operations. The disclosure of net earnings is impracticable to calculate due to the full cost method of depletion. Athlon incurred approximately $0.7 million of transaction costs related to the Hibernia acquisition, which are included in “Acquisition costs” in the accompanying Consolidated Statements of Operations.

On June 3, 2014, Athlon acquired certain oil and natural gas properties and related assets in the Midland Basin from Piedra Energy II, LLC (“Piedra”) for approximately $292.8 million in cash, which was financed with a portion of the net proceeds from debt and equity offerings. Please read “Note 7. Long-Term Debt” and “Note 8. Stockholders’ Equity” for additional discussion of these offerings. The operations of these properties have been included in the accompanying Consolidated Statements of Operations with those of Athlon from the date of acquisition. Athlon has included revenues of $12.4 million and direct operating expenses of $1.8 million for the period June 3, 2014 to September 30, 2014 due to the Piedra acquisition in the accompanying Consolidated Statements of Operations. The disclosure of net earnings is impracticable to calculate due to the full cost method of depletion. Athlon incurred approximately $0.6 million of transaction costs related to the Piedra acquisition, which are included in “Acquisition costs” in the accompanying Consolidated Statements of Operations.

On August 28, 2014, Athlon acquired certain oil and natural gas properties and related assets in the Midland Basin from Summit West Resources LP and Summit Group (“Summit”) for approximately $202.5 million in cash, which was financed with cash on hand and borrowings under Athlon’s credit agreement. The operations of these properties have been included in the accompanying Consolidated Statements of Operations with those of Athlon from the date of acquisition. Athlon has included revenues of $2.4 million and direct operating expenses of $0.5 million for the period August 28, 2014 to September 30, 2014 due to the Summit acquisition in the accompanying Consolidated Statements of Operations. The disclosure of net earnings is impracticable to calculate due to the full cost method of depletion. Athlon incurred approximately $0.1 million of transaction costs related to the Summit acquisition, which are included in “Acquisition costs” in the accompanying Consolidated Statements of Operations.

Based on currently available information, the estimated allocation of the purchase price to the fair value of the assets acquired and liabilities assumed from Hibernia, Piedra, and Summit was as follows as of September 30, 2014:

	Hibernia	Piedra	Summit	Total
	(in thousands)
Evaluated, including wells and related equipment	$248,363	$173,317	$93,899	$515,579
Unevaluated	145,984	119,504	109,570	375,058
Inventory	499	759	132	1,390

Total assets acquired	394,846	293,580	203,601	892,027

Other current liabilities	107	289	659	1,055
Asset retirement obligations	706	536	437	1,679

Total liabilities assumed	813	825	1,096	2,734

Fair value of net assets acquired	$394,033	$292,755	$202,505	$889,293

At September 30, 2014, Athlon was awaiting final close on the Hibernia and Summit acquisitions, which will contain certain customary purchase price adjustments.

The following unaudited pro forma condensed financial data was derived from the historical financial statements of Athlon and from the accounting records of Hibernia, Piedra, and Summit to give effect to the acquisitions as if they had occurred on January 1, 2013. The unaudited pro forma condensed financial information has been included for comparative purposes only and is not necessarily indicative of the results that might have occurred had the acquisitions taken place on January 1, 2013 and is not intended to be a projection of future results.

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	(in thousands, except per share amounts)
Pro forma total revenues	$171,740	$116,169	$471,830	$271,420

Pro forma net income attributable to stockholders	$75,259	$4,398	$111,592	$38,197

Pro forma net income per common share:
Basic	$0.76	$0.05	$1.14	$0.45
Diluted	$0.76	$0.05	$1.14	$0.45

Note 4. Evaluated Properties

Amounts shown in the accompanying Consolidated Balance Sheets as “Evaluated, including wells and related equipment” consisted of the following as of the dates indicated:

	September 30, 2014	December 31, 2013
	(in thousands)
Evaluated leasehold costs	$1,156,611	$448,689
Wells and related equipment - completed	1,314,766	748,900
Wells and related equipment - in process	54,122	46,589

Total evaluated	$2,525,499	$1,244,178

Note 5. Fair Value Measurements

The book values of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short-term nature of these instruments. Commodity derivative contracts are marked-to-market each quarter and are thus stated at fair value in the accompanying Consolidated Balance Sheets. As of September 30, 2014, the fair value of Athlon’s 7 3⁄8 % senior notes due 2021 was approximately $542.5 million and the fair value of Athlon’s 6% senior notes due 2022 was approximately $698.8 million using open market quotes (“Level 1” input).

Derivative Policy

Athlon uses various financial instruments for non-trading purposes to manage and reduce price volatility and other market risks associated with its oil production. These arrangements are structured to reduce Athlon’s exposure to commodity price decreases, but they can also limit the benefit Athlon might otherwise receive from commodity price increases. Athlon’s risk management activity is generally accomplished through over-the-counter commodity derivative contracts with large financial institutions, most of which are lenders under Athlon’s credit agreement.

Athlon applies the provisions of the “Derivatives and Hedging” topic of the Accounting Standards Codification, which requires each derivative instrument to be recorded in the accompanying Consolidated Balance Sheets at fair value. If a derivative has not been designated as a hedge or does not otherwise qualify for hedge accounting, it must be adjusted to fair value through earnings. Athlon elected not to designate its current portfolio of commodity derivative contracts as hedges for accounting purposes. Therefore, changes in fair value of these derivative instruments are recognized in earnings and included in “Derivative fair value loss (gain)” in the accompanying Consolidated Statements of Operations.

Athlon enters into commodity derivative contracts for the purpose of economically fixing the price of its anticipated oil production even though Athlon does not designate the derivatives as hedges for accounting purposes. Athlon classifies cash flows related to derivative contracts based on the nature and purpose of the derivative. As the derivative cash flows are considered an integral part of Athlon’s oil and natural gas operations, they are classified as cash flows from operating activities in the accompanying Consolidated Statements of Cash Flows.

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

(unaudited)

Commodity Derivative Contracts

Commodity prices are often subject to significant volatility due to many factors that are beyond Athlon’s control, including but not limited to: prevailing economic conditions, supply and demand of hydrocarbons in the marketplace, actions by speculators, and geopolitical events such as wars or natural disasters. Athlon manages oil price risk with swaps, which provide a fixed price for a notional amount of sales volumes. The following table summarizes Athlon’s open commodity derivative contracts as of September 30, 2014:

Period	Average Daily Swap Volume	Weighted- Average Swap Price	Net Asset Fair Market Value
	(Bbl)	(per Bbl)	(in thousands)
Q4 2014	10,961	$92.31	$2,168
Q1 2015	12,800	92.12
Q2 2015	12,800	92.12
Q3 2015	11,800	93.69
Q4 2015	11,800	93.69
2015	12,296	92.88	22,727
Q1 2016	2,500	92.35
Q2 2016	2,500	92.35
2016	1,243	92.35	2,718

			$27,613

Athlon is also a party to Midland-Cushing basis differential swaps for 6,000 Bbls/D at $5.19/Bbl for 2015. At September 30, 2014, the fair value of these contracts was a net liability of approximately $1.3 million.

Counterparty Risk. At September 30, 2014, Athlon had committed 10% or greater (in terms of fair market value) of its oil derivative contracts in asset positions from the following counterparties:

Fair Market Value of
Oil Derivative
Contracts
Counterparty	Committed
(in thousands)
Citibank	$7,524
Barclays PLC	6,187
Scotiabank	4,953
J Aron	4,397

Athlon does not require collateral from its counterparties for entering into derivative instruments, so in order to mitigate the credit risk associated with such derivative instruments, Athlon enters into an International Swap Dealers Association Master Agreement (“ISDA Agreement”) with each of its counterparties. The ISDA Agreement is a standardized, bilateral contract between a given counterparty and Athlon. Instead of treating each derivative transaction between the counterparty and Athlon separately, the termination provision of the ISDA Agreement enables the counterparty and Athlon to aggregate all trades under such agreement and treat them as a single agreement. This arrangement is intended to benefit Athlon in two ways: (i) default by a counterparty under a single trade can trigger rights to terminate all trades with such counterparty that are subject to the ISDA Agreement; and (ii) netting of settlement amounts reduces Athlon’s credit exposure to a given counterparty in the event of close-out. Athlon’s accounting policy is to not offset fair value amounts between different counterparties for derivative instruments in the accompanying Consolidated Balance Sheets.

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

(unaudited)

Tabular Disclosures of Fair Value Measurements

The following table summarizes the fair value of Athlon’s derivative instruments not designated as hedging instruments as of the dates indicated:

	Oil	Commodity	Total
Balance Sheet	Commodity	Derivatives	Commodity
Location	Derivatives	Netting (a)	Derivatives
	(in thousands)
As of September 30, 2014
Assets
Derivatives - current	$17,751	$(803)	$16,948
Derivatives - noncurrent	9,940	(613)	9,327

Total assets	27,691	(1,416)	26,275

Liabilities
Derivatives - current	(803)	803	—
Derivatives - noncurrent	(613)	613	—

Total liabilities	(1,416)	1,416	—

Net asset	$26,275	$—	$26,275

As of December 31, 2013
Assets
Derivatives - current	$143	$(143)	$—
Derivatives - noncurrent	2,330	—	2,330

Total assets	2,473	(143)	2,330

Liabilities
Derivatives - current	(8,497)	143	(8,354)
Derivatives - noncurrent	—	—	—

Total liabilities	(8,497)	143	(8,354)

Net liability	$(6,024)	$—	$(6,024)

(a)	Represents counterparty netting under ISDA Agreements, which allow for netting of commodity derivative contracts. These derivative instruments are reflected net on the accompanying Consolidated Balance Sheets.

The following table summarizes the effect of derivative instruments not designated as hedges on the accompanying Consolidated Statements of Operations for the periods indicated:

		Amount of Loss (Gain) Recognized in Income
	Location of Loss (Gain)	Three months ended September 30,		Nine months ended September 30,
Derivatives Not Designated as Hedges	Recognized in Income	2014	2013	2014	2013
		(in thousands)
Commodity derivative contracts	Derivative fair value loss (gain)	$(58,526)	$27,037	$(14,949)	$21,331

Fair Value Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are defined as follows:

•	Level 1 — Inputs such as unadjusted, quoted prices that are available in active markets for identical assets or liabilities.

•	Level 2 — Inputs, other than quoted prices within Level 1, that are either directly or indirectly observable, such as quoted prices for similar assets and liabilities or quoted prices in inactive markets.

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

(unaudited)

•	Level 3 — Inputs that are unobservable for use when little or no market data exists requiring the use of valuation methodologies that result in management’s best estimate of fair value.

As required by GAAP, Athlon utilizes the most observable inputs available for the valuation technique used. The financial assets and liabilities are classified in their entirety based on the lowest level of input that is of significance to the fair value measurement. Athlon’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the financial assets and liabilities and their placement within the fair value hierarchy levels. The following methods and assumptions were used to estimate the fair values of Athlon’s assets and liabilities that are accounted for at fair value on a recurring basis:

•	Level 2 — Fair values of swaps are estimated using a combined income-based and market-based valuation methodology based upon forward commodity price curves obtained from independent pricing services. Settlement is determined by the average underlying price over a predetermined period of time. Athlon uses observable inputs to determine fair value such as: (i) current market and contractual prices for the underlying instruments; (ii) quoted forward prices for oil; (iii) interest rates, such as a LIBOR curve for a term similar to the commodity derivative contract; and (iv) appropriate volatilities.

Athlon adjusts the valuations from the valuation model for nonperformance risk. For commodity derivative contracts which are in an asset position, Athlon adds the counterparty’s credit default swap spread to the risk-free rate. If a counterparty does not have a credit default swap spread, Athlon uses other companies with similar credit ratings to determine the applicable spread. For commodity derivative contracts which are in a liability position, Athlon uses the yield on its senior notes less the risk-free rate. All fair values have been adjusted for nonperformance risk resulting in a decrease in the net commodity derivative asset of approximately $56,000 as of September 30, 2014 and a decrease in the net commodity derivative liability of approximately $39,000 as of December 31, 2013.

The following table sets forth Athlon’s assets and liabilities that were accounted for at fair value on a recurring basis as of the dates indicated:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in
		Active Markets for	Significant Other	Significant
		Identical Assets	Observable Inputs	Unobservable Inputs
Description	Net Asset/(Liability)	(Level 1)	(Level 2)	(Level 3)
	(in thousands)
As of September 30, 2014
Oil derivative contracts - swaps	$27,613	$—	$27,613	$—
Oil derivative contracts - basis differential swaps	(1,338)	—	(1,338)	—

Total	$26,275	$—	$26,275	$—

As of December 31, 2013
Oil derivative contracts - swaps	$(6,024)	$—	$(6,024)	$—

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

(unaudited)

Note 6. Asset Retirement Obligations

Asset retirement obligations relate to future plugging and abandonment expenses on oil and natural gas properties and related facilities disposal. The following table summarizes the changes in Athlon’s asset retirement obligations for the nine months ended September 30, 2014 (in thousands):

Balance at January 1	$6,855
Liabilities assumed in acquisitions	3,140
Liabilities incurred from new wells	1,463
Liabilities settled	(103)
Accretion of discount	690
Revisions of previous estimates	292

Balance at September 30	12,337
Less: current portion	9

Asset retirement obligations - long-term	$12,328

Note 7. Long-Term Debt

Long-term debt consisted of the following as of the dates indicated:

	Maturity	September 30,	December 31,
	Date	2014	2013
		(in thousands)
Credit agreement	3/19/2018	$236,000	$—
7 3/8% senior notes	4/15/2021	500,000	500,000
6% senior notes	5/1/2022	650,000	—

Total		$1,386,000	$500,000

Senior Notes

In April 2013, Holdings issued $500 million aggregate principal amount of 7 3/8% senior unsecured notes due 2021 (the “2021 Notes”). Athlon is an unconditional guarantor of the 2021 Notes. Under the indenture, starting on April 15, 2016, Athlon will be able to redeem some or all of the 2021 Notes at a premium that will decrease over time, plus accrued and unpaid interest to the date of redemption. Prior to April 15, 2016, Athlon will be able, at its option, to redeem up to 35% of the aggregate principal amount of the 2021 Notes at a price of 107.375% of the principal thereof, plus accrued and unpaid interest to the date of redemption, with an amount equal to the net proceeds from certain equity offerings. In addition, at Athlon’s option, prior to April 15, 2016, Athlon may redeem some or all of the 2021 Notes at a redemption price equal to 100% of the principal amount of the 2021 Notes, plus an “applicable premium”, plus accrued and unpaid interest to the date of redemption. Certain asset dispositions or a change in control will be triggering events that may require Athlon to repurchase all or any part of a noteholder’s 2021 Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to but excluding the date of repurchase. Interest on the 2021 Notes is payable in cash semi-annually in arrears, commencing on October 15, 2013, through maturity.

On May 1, 2014,Holdings completed a private placement of $650 million aggregate principal amount of 6% senior unsecured notes due 2022 (the “2022 Notes”) and received net proceeds of approximately $639.1 million, after deducting initial purchasers’ discounts and debt issuance costs. Athlon is an unconditional guarantor of the 2022 Notes. Under the indenture, starting on May 1, 2017, Athlon will be able to redeem some or all of the 2022 Notes at a premium that will decrease over time, plus accrued and unpaid interest to the date of redemption. Prior to May 1, 2017, Athlon will be able, at its option, to redeem up to 35% of the aggregate principal amount of the 2022 Notes at a price of 106% of the principal thereof, plus accrued and unpaid interest to the date of redemption, with an amount equal to the net proceeds from certain equity offerings. In addition, at Athlon’s option, prior to May 1, 2017, Athlon may redeem some or all of the 2022 Notes at a redemption price equal to 100% of the principal amount of the 2022 Notes, plus an “applicable premium”, plus accrued and unpaid interest to the date of redemption. If a change of control occurs on or prior to July 15, 2015, Athlon may redeem all, but not less than all, of the 2022 Notes at 110% of the principal amount thereof plus accrued and unpaid interest to, but not including, the redemption date. Certain asset dispositions or a change of control that occurs after July 15, 2015 will be triggering events that may require Athlon to repurchase all or any part of a noteholder’s 2022 Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, up to but excluding the

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

(unaudited)

date of repurchase. Interest on the 2022 Notes is payable in cash semi-annually in arrears, commencing on November 1, 2014, through maturity.

The indentures governing Athlon’s senior notes contain covenants, including, among other things, covenants that restrict Athlon’s ability to:

•	make distributions, investments, or other restricted payments if Athlon’s fixed charge coverage ratio is less than 2.0 to 1.0;

•	incur additional indebtedness if Athlon’s fixed charge coverage ratio would be less than 2.0 to 1.0; and

•	create liens, sell assets, consolidate or merge with any other person, or engage in transactions with affiliates.

These covenants are subject to a number of important qualifications, limitations, and exceptions. In addition, the indenture contains other customary terms, including certain events of default upon the occurrence of which Athlon’s senior notes may be declared immediately due and payable.

As of September 30, 2014, Athlon was in compliance with all covenants of its senior notes.

Credit Agreement

Athlon is a party to an amended and restated credit agreement dated March 19, 2013 (the “Credit Agreement”), which matures on March 19, 2018. The Credit Agreement provides for revolving credit loans to be made to Athlon from time to time and letters of credit to be issued from time to time for the account of Athlon or any of its restricted subsidiaries. The aggregate amount of the commitments of the lenders under the Credit Agreement is $1.0 billion. Availability under the Credit Agreement is subject to a borrowing base, which is redetermined semi-annually and upon requested special redeterminations. Borrowings under the Credit Agreement may be repaid from time to time without penalty. As of September 30, 2014, the borrowing base was $837.5 million and there were $236 million of outstanding borrowings, $601.5 million of borrowing capacity, and no outstanding letters of credit under the Credit Agreement.

Obligations under the Credit Agreement are secured by a first-priority security interest in substantially all of Holdings’ proved reserves.

Loans under the Credit Agreement are subject to varying rates of interest based on (i) outstanding borrowings in relation to the borrowing base and (ii) whether the loan is a Eurodollar loan or a base rate loan. Eurodollar loans under the Credit Agreement bear interest at the Eurodollar rate plus the applicable margin indicated in the following table, and base rate loans under the Credit Agreement bear interest at the base rate plus the applicable margin indicated in the following table. Athlon also incurs a quarterly commitment fee on the unused portion of the Credit Agreement indicated in the following table:

Ratio of Outstanding Borrowings to Borrowing Base	Unused Commitment Fee	Applicable Margin for Eurodollar Loans	Applicable Margin for Base Rate Loans
Less than or equal to .30 to 1	0.375%	1.50%	0.50%
Greater than .30 to 1 but less than or equal to .60 to 1	0.375%	1.75%	0.75%
Greater than .60 to 1 but less than or equal to .80 to 1	0.50%	2.00%	1.00%
Greater than .80 to 1 but less than or equal to .90 to 1	0.50%	2.25%	1.25%
Greater than .90 to 1	0.50%	2.50%	1.50%

The “Eurodollar rate” for any interest period (either one, two, three, or six months, as selected by Athlon) is the rate equal to the British Bankers Association London Interbank Offered Rate (“LIBOR”) for deposits in dollars for a similar interest period. The “Base Rate” is calculated as the highest of: (i) the annual rate of interest announced by Bank of America, N.A. as its “prime rate”; (ii) the federal funds effective rate plus 0.5%; or (iii) except during a “LIBOR Unavailability Period”, the Eurodollar rate (for dollar deposits for a one-month term) for such day plus 1.0%.

The Credit Agreement contains covenants including, among others, the following:

•	a prohibition against incurring additional debt, subject to permitted exceptions;

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

(unaudited)

•	a restriction on creating liens on Athlon’s assets and the assets of its operating subsidiaries, subject to permitted exceptions;

•	restrictions on merging and selling assets outside the ordinary course of business;

•	restrictions on use of proceeds, investments, transactions with affiliates, or change of principal business;

•	a requirement that Athlon maintain a ratio of consolidated total debt to EBITDAX (as defined in the Credit Agreement) of not more than 4.5 to 1.0; and

•	a provision limiting commodity derivative contracts to a volume not exceeding 85% of projected production from proved reserves for a period not exceeding 66 months from the date the commodity derivative contract is entered into.

As of September 30, 2014, Athlon was in compliance with all covenants of the Credit Agreement.

The Credit Agreement contains customary events of default, including our failure to comply with the financial ratios described above, which would permit the lenders to accelerate the debt if not cured within applicable grace periods. If an event of default occurs and is continuing, lenders with a majority of the aggregate commitments may require Bank of America, N.A. to declare all amounts outstanding under the Credit Agreement to be immediately due and payable.

Note 8. Stockholders’ Equity

On April 23, 2014, Athlon completed a public offering of 14,806,250 shares of its common stock at $40.00 per share and received net proceeds of approximately $570.8 million, after deducting underwriting discounts and commissions and offering expenses. Upon consummation of the offering, Athlon’s ownership percentage of Holdings increased, resulting in a decrease in the noncontrolling interest from approximately 2.2% to approximately 1.9%.

Note 9. Income Taxes

As a result of the corporate reorganization on April 26, 2013, Athlon (a C-corporation) obtained substantially all of Holdings’ interests, Athlon’s accounting predecessor, which is a limited partnership not subject to federal income taxes.

The components of income tax provision were as follows for the periods indicated:

	Nine months ended
	September 30,
	2014	2013
	(in thousands)
Federal:
Current	$869	$—
Deferred	54,992	6,202

Total federal	55,861	6,202

State, net of federal benefit:
Deferred	2,055	603

Total state	2,055	603

Income tax provision	$57,916	$6,805

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

(unaudited)

The following table reconciles income tax provision with income tax at the Federal statutory rate for the periods indicated:

	Nine months ended September 30,
	2014	2013
	(in thousands)
Income before income taxes	$160,424	$44,479
Less: net income prior to corporate reorganization	—	(26,780)
Less: net income attributable to noncontrolling interest	(3,147)	(616)

Income before income taxes and noncontrolling interest subsequent to corporate reorganization	$157,277	$17,083

Income taxes at the Federal statutory rate	$55,047	$5,979
State income taxes, net of federal benefit	2,055	603
Provision to return adjustment	191	59
Permanent and other	623	164

Income tax provision	$57,916	$6,805

As of September 30, 2014 and December 31, 2013, all of Athlon’s tax positions met the “more-likely-than-not” threshold. During the nine months ended September 30, 2014 and 2013, Athlon did not have any interest assessed by the taxing authorities or incur any penalties related to income taxes.

Note 10. Earnings Per Share

Prior to the consummation of the IPO, Athlon had 960,907 shares of outstanding common stock. In conjunction with the closing of the IPO, certain of Holdings’ Class A and Class B limited partners that exchanged their interests for shares of Athlon’s common stock were subject to an adjustment based on the IPO price of $20.00 per share and an actual 65.266-for-1 stock split. Following this adjustment and stock split, the number of outstanding shares of Athlon’s common stock increased from 960,907 shares to 66,339,615 shares. The one-to-one conversion of Holdings’ interests in April 2013 to 960,907 shares of Athlon’s common stock is akin to a stock split and has been treated as such in Athlon’s earnings per share (“EPS”) calculations. Accordingly, Athlon assumes that 66,339,615 shares of common stock were outstanding during periods prior to the IPO for purposes of calculating EPS.

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

(unaudited)

The following table reflects the allocation of net income to common stockholders and EPS computations for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	(in thousands, except per share amounts)
Basic EPS
Numerator:
Undistributed net income attributable to stockholders	$72,693	$2,482	$99,361	$37,058
Participation rights of unvested stock awards in undistributed earnings	(1,135)	(6)	(1,147)	(6)

Basic undistributed net income attributable to stockholders	$71,558	$2,476	$98,214	$37,052

Denominator:
Basic weighted average shares outstanding	97,064	76,637	90,904	69,810

Basic EPS attributable to stockholders	$0.74	$0.03	$1.08	$0.53

Diluted EPS
Numerator:
Undistributed net income attributable to stockholders	$72,693	$2,482	$99,361	$37,058
Participation rights of unvested stock awards in undistributed earnings	(1,135)	(6)	(1,147)	(6)
Effect of conversion of New Holdings Units to shares of Athlon’s common stock (a)	—	(215)	—	616

Diluted undistributed net income attributable to stockholders	$71,558	$2,261	$98,214	$37,668

Denominator:
Basic weighted average shares outstanding	97,064	76,637	90,904	69,810
Effect of conversion of New Holdings Units to shares of Athlon’s common stock (a)	—	1,856	—	1,856

Diluted weighted average shares outstanding	97,064	78,493	90,904	71,666

Diluted EPS attributable to stockholders	$0.74	$0.03	$1.08	$0.53

(a)	For the three and nine months ended September 30, 2014, 1,855,563 New Holdings Units were outstanding but excluded from the EPS calculations because their effect would have been antidilutive.

Note 11. Incentive Stock Plans

In August 2013, Athlon adopted the Athlon Energy Inc. 2013 Incentive Award Plan (the “Plan”). The principal purpose of the Plan is to attract, retain, and engage selected employees, consultants, and directors through the granting of equity and equity-based compensation awards. Employees, consultants, and directors of Athlon and its subsidiaries are eligible to receive awards under the Plan. The Compensation Committee will administer the Plan unless the Board of Directors assumes direct authority for administration. The Plan provides for the grant of stock options (including non-qualified stock options and incentive stock options), restricted stock, dividend equivalents, stock payments, restricted stock units, performance awards, stock appreciation rights, and other equity-based and cash-based awards, or any combination thereof.

The initial aggregate number of shares of common stock reserved for issuance pursuant to awards granted under the Plan is the sum of 8,400,000 shares, subject to adjustment as described below plus an annual increase on the first day of each calendar year beginning January 1, 2014 and ending on and including the last January 1 prior to the expiration date of the Plan, equal to the lessor of (i) 12,000,000 shares, (ii) 4% of the shares outstanding (on an as-converted basis) on the final day of the immediately preceding calendar year, and (iii) such smaller number of shares as determined by the Board of Directors. This number will also be adjusted due to the following shares becoming eligible to be used again for grants under the Plan:

•	shares subject to awards or portions of awards granted under the Plan which are forfeited, expire, or lapse for any reason, or are settled for cash without the delivery of shares, to the extent of such forfeiture, expiration, lapse, or cash settlement; and

•	shares that Athlon repurchases prior to vesting so that such shares are returned to Athlon.

On January 1, 2014, the aggregate number of shares of common stock reserved for issuance pursuant to awards granted under the Plan increased to 11,759,386. As of September 30, 2014, there were 9,815,681 shares available for issuance under the Plan.

The Plan does not provide for individual limits on awards that may be granted to any individual participant under the Plan. Rather, the amount of awards to be granted to individual participants are determined by the Board of Directors or the Compensation

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

(unaudited)

Committee from time to time, as part of their compensation decision-making processes, provided, however, that the Plan does not permit awards having a grant date fair value in excess of $700,000 to be granted to Athlon’s non-employee directors in any year.

During the nine months ended September 30, 2014 and 2013, Athlon recorded non-cash equity-based compensation expense related to the Plan of $16.0 million and $0.5 million, respectively, which was allocated to lease operating expense and general and administrative expense in the accompanying Consolidated Statements of Operations based on the allocation of the respective employees’ compensation. During the nine months ended September 30, 2014 and 2013, Athlon capitalized non-cash equity-based compensation expense related to the Plan of $1.7 million and $37,000, respectively, as a component of “Evaluated, including wells and related equipment” in the accompanying Consolidated Balance Sheets.

Stock awards are scheduled to vest over three years. Certain awards granted to Athlon’s management team vest subject to the relative performance of Athlon’s common stock to that of a designated peer group. The following table summarizes the changes in Athlon’s unvested stock awards for the nine months ended September 30, 2014 (presented at the target level):

		Weighted -
		Average
	Number of	Grant Date
	Shares	Fair Value
Outstanding at January 1	638,913	$34.88
Granted	1,317,907	45.03
Vested	(209,540)	37.80
Forfeited	(13,114)	32.01

Outstanding at September 30	1,734,166	42.27

As of September 30, 2014, there were 1,139,907 unvested stock awards, 872,444 of which were granted during 2014, in which the vesting is dependent only on the passage of time and continued employment. Additionally, as of September 30, 2014, there were 594,259 unvested stock awards, 442,592 of which were granted during 2014, in which the vesting is dependent not only on the passage of time and continued employment, but also on the relative performance of Athlon’s common stock to that of a designated peer group (presented at the target level).

During the nine months ended September 30, 2014, there were 285,373 stock awards that vested for which Athlon withheld 86,266 shares of common stock to satisfy employees’ minimum tax withholding obligations related thereto. The total fair value of stock awards that vested during the nine months ended September 30, 2014 was $12.7 million.

None of Athlon’s unvested stock awards are subject to variable accounting. As of September 30, 2014, Athlon had approximately $53.9 million of total unrecognized compensation cost related to unvested stock awards, which is expected to be recognized over a weighted-average period of approximately 2.7 years.

Class B Interests

Holdings’ limited partnership agreement provided for the issuance of Class B limited partner interests. As discussed in “Note 1. Formation of the Company and Description of Business”, in connection with the corporate reorganization, Holdings’ Class B limited partners exchanged their interests for shares of Athlon’s common stock subject to the same conditions and vesting terms. Upon the consummation of the IPO on August 1, 2013, the remaining unvested common stock awards, which were formerly Holdings’ Class B interests, vested and Athlon recognized non-cash equity-based compensation expense of approximately $1.2 million, which was allocated to lease operating expense and general and administrative expenses in the accompanying Consolidated Statements of Operations based on the allocation of the respective employees’ compensation, and capitalized non-cash equity-based compensation expense of $0.4 million as a component of “Evaluated, including wells and related equipment” in the accompanying Consolidated Balance Sheets.

During the nine months ended September 30, 2013, Athlon recorded non-cash equity-based compensation expense related to Class B interests of $1.3 million, which was allocated to lease operating expense and general and administrative expenses in the accompanying Consolidated Statements of Operations based on the allocation of the respective employees’ compensation. During the nine months ended September 30, 2013, Athlon capitalized non-cash equity-based compensation expense related to Class B interests

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

(unaudited)

of $0.4 million as a component of “Evaluated, including wells and related equipment” in the accompanying Consolidated Balance Sheets.

Note 12. Commitments and Contingencies

From time to time, Athlon is a party to ongoing legal proceedings in the ordinary course of business, including workers’ compensation claims and employment-related disputes. Management does not believe the results of these proceedings, individually or in the aggregate, will have a material adverse effect on Athlon’s business, financial position, results of operations, or liquidity.

Additionally, Athlon has contractual obligations related to future plugging and abandonment expenses on oil and natural gas properties and related facilities disposal, long-term debt, commodity derivative contracts, operating leases, and development commitments.

Note 13. Related Party Transactions

Services Agreement

Athlon was a party to a Services Agreement which required it to compensate Apollo quarterly for consulting and advisory services, subject to certain quarterly and annual limits. The Services Agreement also provided for reimbursement to Apollo for any reasonable out-of-pocket expenses incurred while performing services under the Services Agreement. During the nine months ended September 30, 2013, Athlon incurred $0.5 million of advisory fees pursuant to the Services Agreement, which are included in “General and administrative expenses” in the accompanying Consolidated Statements of Operations. Upon the consummation of the IPO, the Services Agreement was terminated and, in connection with the termination, Athlon paid $2.4 million to Apollo. Such payment corresponded to the present value as of the date of termination of the aggregate annual fees that would have been payable during the remaining term of the Services Agreement.

Exchange Agreement

Upon the consummation of the IPO, Athlon entered into an exchange agreement (the “Exchange Agreement”) with its management team and certain employees who hold New Holdings Units. Under the Exchange Agreement, each such holder (and certain permitted transferees thereof) may, under certain circumstances (subject to the terms of the exchange agreement), exchange their New Holdings Units for shares of Athlon’s common stock on a one-for-one basis (an “Exchange”), subject to customary conversion rate adjustments for stock splits, stock dividends, and reclassifications. As a holder exchanges its New Holdings Units, Athlon’s interest in Holdings will be correspondingly increased.

Tax Receivable Agreement

Upon the consummation of the IPO, Athlon entered into a tax receivable agreement (the “TRA”) with its management team and certain employees who hold New Holdings Units (the “TRA Holders”) that provides for the payment from time to time by Athlon to such TRA Holders of 85% of the amount of the tax benefits, if any, that Athlon actually realizes as a result of increases in tax basis and certain other tax benefits related to exchanges of New Holdings Units pursuant to the Exchange Agreement, including tax benefits attributable to payments under the TRA. These payment obligations are obligations of Athlon and not of Holdings. For purposes of the TRA, the benefit deemed realized by Athlon will be computed by comparing its actual income tax liability (calculated with certain assumptions) to the amount of such taxes that Athlon would have been required to pay had there been no increase to the tax basis of Holdings’ assets as a result of the exchanges and had Athlon not entered into the TRA. If Athlon elects to terminate the TRA early, it would be required to make an immediate payment equal to the net present value of the anticipated future tax benefits subject to the TRA (based upon certain assumptions and deemed events set forth in the TRA). In addition, payments due under the TRA will be similarly accelerated following certain mergers, other changes of control, and early payments rights if exercised by the TRA Holders following an Exchange.

On September 27, 2014, concurrently with the execution of the Merger Agreement, Athlon entered into a non-exchange agreement (the “Non-Exchange Agreement”) with the TRA Holders pursuant to which each TRA Holder shall be deemed to have exercised his or her rights under the Exchange Agreement and effected an Exchange in respect of all of his or her New Holdings Units immediately prior to the effective time of the Merger. The Non-Exchange Agreement terminates automatically upon the termination of the Merger Agreement in accordance with its terms.

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

(unaudited)

Participation of Apollo Global in Debt and Equity Offerings

Apollo Global received a portion of the gross spread as an initial purchaser of the 2022 Notes of $0.5 million. Apollo Global was also an underwriter in Athlon’s April 2014 common stock offering and received a portion of the discounts and commissions paid to the underwriters of approximately $1.0 million. Apollo Global received a portion of the gross spread as an initial purchaser of the 2021 Notes of $0.5 million. Apollo Global was also an underwriter in the IPO and received a portion of the discounts and commissions paid to the underwriters of approximately $0.9 million.

Note 14. Subsequent Events

In November 2014, lenders under the Credit Agreement completed their redetermination of the borrowing base resulting in an increase from $837.5 million to $1.0 billion.

AUDITED CONSOLIDATED BALANCE SHEETS OF ATHLON ENERGY INC.

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012,

AND THE RELATED CONSOLIDATED STATEMENTS OF OPERATIONS, CHANGES IN EQUITY,

AND CASH FLOWS FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Athlon Energy Inc.

We have audited the accompanying consolidated balance sheets of Athlon Energy Inc. (the “Company”) (formerly, “Athlon Holdings LP”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Athlon Energy Inc. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Fort Worth, Texas

March 7, 2014

ATHLON ENERGY INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$113,025	$8,871
Accounts receivable	48,238	24,501
Derivatives, at fair value	—	2,246
Inventory	928	1,022
Deferred taxes	380	—
Other	1,166	2,486

Total current assets	163,737	39,126

Oil and natural gas properties and equipment, at cost—full cost method:
Evaluated, including wells and related equipment	1,244,178	788,571
Unevaluated	89,859	89,860
Accumulated depletion, depreciation, and amortization	(160,779)	(73,824)

	1,173,258	804,607

Derivatives, at fair value	2,330	2,854
Debt issuance costs	14,679	4,418
Other	1,447	1,293

Total assets	$1,355,451	$852,298

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable:
Trade	$459	$3,170
Affiliate	—	935
Accrued liabilities:
Lease operating	6,563	3,858
Production, severance, and ad valorem taxes	2,550	1,307
Development capital	68,059	39,483
Interest	7,790	834
Derivatives, at fair value	8,354	592
Revenue payable	20,513	9,330
Deferred taxes	—	58
Other	4,035	1,808

Total current liabilities	118,323	61,375
Derivatives, at fair value	—	519
Asset retirement obligations, net of current portion	6,795	5,049
Long-term debt	500,000	362,000
Deferred taxes	92,397	2,340
Other	101	138

Total liabilities	717,616	431,421

Commitments and contingencies
Equity:
Partners’ equity	—	420,877
Preferred stock, $.01 par value, at December 31, 2013, 50,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.01 par value, at December 31, 2013, 500,000,000 shares authorized, 82,129,089 issued and outstanding	821	—
Additional paid-in capital	593,943	—
Retained earnings	32,283	—

Total stockholders’ equity	627,047	—
Noncontrolling interest	10,788	—

Total equity	637,835	420,877

Total liabilities and equity	$1,355,451	$852,298

The accompanying notes are an integral part of these consolidated financial statements.

ATHLON ENERGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended December 31,
	2013	2012	2011
Revenues:
Oil	$252,606	$128,081	$51,193
Natural gas	16,620	8,415	3,521
Natural gas liquids	30,147	20,615	10,967

Total revenues	299,373	157,111	65,681

Expenses:
Production:
Lease operating	33,776	25,503	13,328
Production, severance, and ad valorem taxes	19,048	10,438	4,727
Processing, gathering, and overhead	222	84	60
Depletion, depreciation, and amortization	87,171	54,456	19,747
General and administrative	21,331	9,678	7,724
Contract termination fee	2,408	—	—
Acquisition costs	421	876	9,519
Derivative fair value loss (gain)	18,115	(9,293)	7,959
Accretion of discount on asset retirement obligations	675	478	344

Total expenses	183,167	92,220	63,408

Operating income	116,206	64,891	2,273

Other income (expenses):
Interest	(36,669)	(9,951)	(2,945)
Other	35	2	13

Total other expenses	(36,634)	(9,949)	(2,932)

Income (loss) before income taxes	79,572	54,942	(659)
Income tax provision	19,150	1,928	470

Consolidated net income (loss)	60,422	53,014	(1,129)
Less: net income attributable to noncontrolling interest	1,359	—	—

Net income (loss) attributable to stockholders	$59,063	$53,014	$(1,129)

Net income (loss) per common share:
Basic	$0.80	$0.80	$(0.02)
Diluted	$0.80	$0.78	$(0.02)
Weighted average common shares outstanding:
Basic	72,915	66,340	66,340
Diluted	74,771	68,196	66,340

The accompanying notes are an integral part of these consolidated financial statements.

ATHLON ENERGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)

				Athlon Stockholders
	Partners’ Equity	Issued Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance at December 31, 2010	$24,499	—	$—	$—	$—	$—	$—	$24,499
Capital contributions	303,976	—	—	—	—	—	—	303,976
Equity-based compensation	106	—	—	—	—	—	—	106
Net loss	(1,129)	—	—	—	—	—	—	(1,129)

Balance at December 31, 2011	327,452	—	—	—	—	—	—	327,452
Capital contributions	40,166	—	—	—	—	—	—	40,166
Equity-based compensation	245	—	—	—	—	—	—	245
Net income	53,014	—	—	—	—	—	—	53,014

Balance at December 31, 2012	420,877	—	—	—	—	—	—	420,877
Capital contributions	1,500	—	—	—	—	—	—	1,500
Equity-based compensation prior to corporate reorganization	89	—	—	—	—	—	—	89
Net income prior to corporate reorganization	26,780	—	—	—	—	—	—	26,780
Distributions to Athlon Holdings LP’s Class A limited partners	(75,000)	—	—	—	—	—	—	(75,000)
Common stock issued in corporate reorganization	(374,246)	66,340	663	364,154	—	364,817	9,429	—
Tax impact of corporate reorganization	—	—	—	(71,605)	—	(71,605)	—	(71,605)
Shares of common stock sold in initial public offering, net of offering costs	—	15,789	158	295,498	—	295,656	—	295,656
Equity-based compensation subsequent to corporate reorganization	—	—	—	5,896	—	5,896	—	5,896
Consolidated net income subsequent to corporate reorganization	—	—	—	—	32,283	32,283	1,359	33,642

Balance at December 31, 2013	$—	82,129	$821	$593,943	$32,283	$627,047	$10,788	$637,835

The accompanying notes are an integral part of these consolidated financial statements.

ATHLON ENERGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,
	2013	2012	2011
Cash flows from operating activities:
Consolidated net income (loss)	$60,422	$53,014	$(1,129)
Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:
Depletion, depreciation, and amortization	87,171	54,456	19,747
Deferred taxes	18,015	1,928	470
Non-cash derivative loss (gain)	10,013	(9,947)	7,509
Equity-based compensation	5,307	152	106
Other	5,575	1,758	963
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	(24,534)	(7,320)	(16,963)
Other current assets	(71)	(337)	(1,691)
Other assets	—	—	(16)
Accounts payable	(2,583)	(2,140)	537
Accrued interest	6,956	578	256
Revenue payable	10,681	3,620	5,710
Derivatives	—	—	(1,950)
Other current liabilities	6,685	(460)	5,323

Net cash provided by operating activities	183,637	95,302	18,872

Cash flows from investing activities:
Acquisitions of oil and natural gas properties	(54,136)	(80,602)	(414,759)
Development of oil and natural gas properties	(369,946)	(266,235)	(57,457)
Monetization of put options	—	—	7,625
Other	(664)	(422)	(884)

Net cash used in investing activities	(424,746)	(347,259)	(465,475)

Cash flows from financing activities:
Proceeds from long-term debt, net of issuance costs	628,992	519,672	198,651
Payments on long-term debt	(505,926)	(331,000)	(31,000)
Distributions to Athlon Holdings LP’s Class A limited partners	(75,000)	—	—
Shares of common stock sold in initial public offering, net of offering costs	295,697	—	—
Capital contributions	1,500	40,166	303,976
Other	—	(40)	—

Net cash provided by financing activities	345,263	228,798	471,627

Increase (decrease) in cash and cash equivalents	104,154	(23,159)	25,024
Cash and cash equivalents, beginning of period	8,871	32,030	7,006

Cash and cash equivalents, end of period	$113,025	$8,871	$32,030

The accompanying notes are an integral part of these consolidated financial statements.

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Formation of the Company and Description of Business

Athlon Energy Inc. (together with its subsidiaries, “Athlon”), a Delaware corporation, was formed on April 1, 2013 and is an independent exploration and production company focused on the acquisition, development, and exploitation of unconventional oil and liquids-rich natural gas reserves in the Permian Basin.

On April 26, 2013, Athlon Holdings LP (together with its subsidiaries, “Holdings”), a Delaware limited partnership, underwent a corporate reorganization and as a result, Holdings became a majority-owned subsidiary of Athlon. Holdings is considered Athlon’s accounting predecessor. Athlon operates and controls all of the business and affairs of Holdings and consolidates its financial results. Holdings is not subject to federal income taxes. On the date of the corporate reorganization, a corresponding “first day” net deferred tax liability of approximately $71.6 million was recorded for differences between the tax and book basis of Athlon’s assets and liabilities. The offset of the deferred tax liability was recorded to additional paid-in capital.

Prior to the corporate reorganization, Holdings was a party to a limited partnership agreement with its management group and Apollo Athlon Holdings, L.P. (“Apollo”), which is an affiliate of Apollo Global Management, LLC. Prior to the corporate reorganization, Apollo Investment Fund VII, L.P. and its parallel funds (the “Apollo Funds”) and Holdings’ management team and certain employees owned all of the Class A limited partner interests in Holdings and Holdings’ management team and certain employees owned all of the Class B limited partner interests in Holdings.

In the corporate reorganization, the Apollo Funds entered into a number of distribution and contribution transactions pursuant to which the Apollo Funds exchanged their Class A limited partner interests in Holdings for common stock of Athlon. The remaining holders of Class A limited partner interests in Holdings did not exchange their interests in the reorganization transactions. In addition, the holders of the Class B limited partner interests in Holdings exchanged their interests for common stock of Athlon subject to the same conditions and vesting terms.

Initial Public Offering

On August 7, 2013, Athlon completed its initial public offering (“IPO”) of 15,789,474 shares of its common stock at $20.00 per share and received net proceeds of approximately $295.7 million, after deducting underwriting discounts and commissions and offering expenses. Upon closing of the IPO, the limited partnership agreement of Holdings was amended and restated to, among other things, modify Holdings’ capital structure by replacing its different classes of interests with a single new class of units, the “New Holdings Units”. Holdings’ management team and certain employees that held Class A limited partner interests now own 1,855,563 New Holdings Units and entered into an exchange agreement under which (subject to the terms of the exchange agreement) they have the right to exchange their New Holdings Units for shares of common stock of Athlon on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, and reclassifications. All other New Holdings Units are held by Athlon. Athlon used the net proceeds from the IPO (i) to reduce outstanding borrowings under its credit agreement, (ii) to provide additional liquidity for use in its drilling program, and (iii) for general corporate purposes.

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

Athlon’s consolidated financial statements include the accounts of its wholly owned and majority-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

Preparing financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities in the consolidated financial statements. Although management believes these estimates are reasonable, actual results could differ materially from those estimates.

Estimates made in preparing these consolidated financial statements include, among other things, estimates of the proved oil and natural gas reserve volumes used in calculating depletion, depreciation, and amortization (“DD&A”) expense; operating costs accrued; volumes and prices for revenues accrued; valuation of derivative instruments; and the timing and amount of future abandonment costs used in calculating asset retirement obligations. Changes in the assumptions used could have a significant impact on results in future periods.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and funds invested in highly liquid instruments with original maturities of three months or less and typically exceed federally insured limits.

The following table sets forth supplemental disclosures of cash flow information for the periods indicated:

	Year ended December 31,
	2013	2012	2011
	(in thousands)
Cash paid during the period for:
Interest	$25,220	$8,326	$2,395
Income taxes	—	—	—

Accounts Receivable

Accounts receivable, which are primarily from the sale of oil, natural gas, and natural gas liquids (“NGLs”), is accrued based on estimates of the sales and prices Athlon believes it will receive. Athlon routinely reviews outstanding balances, assesses the financial strength of its customers, and records a reserve for amounts not expected to be fully recovered. Actual balances are not applied against the reserve until substantially all collection efforts have been exhausted. At December 31, 2013 and 2012, Athlon did not have an allowance for doubtful accounts.

Inventory

Inventory includes materials and supplies that Athlon intends to deploy to various development activities and oil in tanks at the lease, both of which are stated at the lower of cost (determined on an

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

average basis) or market. Oil in tanks at the lease is carried at an amount equal to its costs to produce. Inventory consisted of the following as of the dates indicated:

	December 31,
	2013	2012
	(in thousands)
Materials and supplies	$429	$670
Oil inventory	499	352

Total inventory	$928	$1,022

Oil and Natural Gas Properties

Athlon applies the provisions of the “Extractive Activities—Oil and Gas” topic of the Financial Accounting Standards Board’s (the “FASB”) Accounting Standards Codification (the “ASC”). Athlon uses the full cost method of accounting for its oil and natural gas properties. Under this method, costs directly associated with the acquisition, exploration, and development of reserves are capitalized into a full cost pool. Capitalized costs are amortized using a unit-of-production method. Under this method, the provision for DD&A is computed at the end of each period by multiplying total production for the period by a depletion rate. The depletion rate is determined by dividing the total unamortized cost base plus future development costs by net equivalent proved reserves at the beginning of the period.

Costs associated with unevaluated properties are excluded from the amortizable cost base until a determination has been made as to the existence of proved reserves. Unevaluated properties are reviewed at the end of each quarter to determine whether the costs incurred should be reclassified to the full cost pool and, thereby, subjected to amortization. The costs associated with unevaluated properties primarily consist of acquisition and leasehold costs as well as development costs for wells in progress for which a determination of the existence of proved reserves has not been made. These costs are transferred to the amortization base once a determination is made whether or not proved reserves can be assigned to the property, upon impairment of a lease, or immediately upon determination that the well is unsuccessful. Costs of seismic data that cannot be directly associated to specific properties are included in the full cost pool as incurred; otherwise, they are allocated to various unevaluated leaseholds and transferred to the amortization base with the associated leasehold costs on a specific project basis.

Independent petroleum engineers estimate Athlon’s proved reserves annually as of December 31. This results in a new DD&A rate which Athlon uses for the preceding fourth quarter after adjusting for fourth quarter production. Athlon internally estimates reserve additions and reclassifications of reserves from unproved to proved at the end of the first, second, and third quarters for use in determining a DD&A rate for the respective quarter.

Sales and abandonments of oil and natural gas properties being amortized are accounted for as adjustments to the full cost pool, with no gain or loss recognized, unless the adjustments would significantly alter the relationship between capitalized costs and proved reserves. A significant alteration would not ordinarily be expected to occur upon the sale of reserves involving less than 25% of the reserve quantities of a cost center.

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

Natural gas volumes are converted to barrels of oil equivalent (“BOE”) at the rate of six thousand cubic feet (“Mcf”) of natural gas to one barrel (“Bbl”) of oil. This convention is not an equivalent price basis and there may be a large difference in value between an equivalent volume of oil versus an equivalent volume of natural gas.

Athlon capitalizes interest on expenditures made in connection with exploratory projects that are not subject to current amortization. Interest is capitalized only for the period that activities are in progress to bring these projects to their intended use. Capitalized interest cannot exceed gross interest expense. During 2013 and 2012, Athlon capitalized approximately $0.3 million and $0.2 million, respectively, of interest expense. During 2011, Athlon did not capitalize any interest expense.

Unevaluated properties are assessed periodically, at least annually, for possible impairment. Properties are assessed on an individual basis or as a group if properties are individually insignificant. The assessment includes consideration of various factors, including, but not limited to: intent to drill, remaining lease term, geological and geophysical evaluations, drilling results, and economic viability of development if proved reserves are assigned. During any period in which these factors indicate impairment, the cumulative drilling costs incurred to date for such property and all or a portion of the associated leasehold costs are transferred to the full cost pool and become subject to amortization.

Under the full cost method of accounting, total capitalized costs of oil and natural gas properties, net of accumulated DD&A, less related deferred income taxes may not exceed an amount equal to the present value of future net revenues from proved reserves, discounted at 10% per annum, plus the lower of cost or fair value of unevaluated properties, plus estimated salvage value, less the related tax effects (the “ceiling limitation”). A ceiling limitation is calculated at the end of each quarter. If total capitalized costs, net of accumulated DD&A, less related deferred income taxes are greater than the ceiling limitation, a write-down or impairment of the full cost pool is required. A write-down of the carrying value of the full cost pool is a non-cash charge that reduces earnings and impacts equity in the period of occurrence and typically results in lower DD&A expense in future periods. Once incurred, a write-down cannot be reversed at a later date.

The ceiling limitation calculation is prepared using the 12-month first-day-of-the-month oil and natural gas average prices, as adjusted for basis or location differentials, held constant over the life of the reserves (“net wellhead prices”). If applicable, these net wellhead prices would be further adjusted to include the effects of any fixed price arrangements for the sale of oil and natural gas. Athlon uses commodity derivative contracts to mitigate the risk against the volatility of oil and natural gas prices. Commodity derivative contracts that qualify and are designated as cash flow hedges are included in estimated future cash flows. Athlon has not designated any of its commodity derivative contracts as cash flow hedges and therefore has excluded commodity derivative contracts in estimating future cash flows. The future cash outflows associated with future development or abandonment of wells are included in the computation of the discounted present value of future net revenues for purposes of the ceiling limitation calculation.

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

Amounts shown in the accompanying Consolidated Balance Sheets as “Evaluated, including wells and related equipment” consisted of the following as of the dates indicated:

	December 31,
	2013	2012
	(in thousands)
Evalauted leasehold costs	$448,689	$376,271
Wells and related equipment—completed	748,900	379,036
Wells and related equipment—in process	46,589	33,264

Total evaluated	$1,244,178	$788,571

Asset Retirement Obligations

Athlon applies the provisions of the “Asset Retirement and Environmental Obligations” topic of the ASC. Athlon has obligations as a result of lease agreements and enacted laws to remove its equipment and restore land at the end of production operations. These asset retirement obligations are primarily associated with plugging and abandoning wells and land remediation. At the time a drilled well is completing or a well is acquired, Athlon records a separate liability for the estimated fair value of its asset retirement obligations, with an offsetting increase to the related oil and natural gas asset representing asset retirement costs in the accompanying Consolidated Balance Sheets. The cost of the related oil and natural gas asset, including the asset retirement cost, is included in Athlon’s full cost pool. The estimated fair value of an asset retirement obligation is the present value of the expected future cash outflows required to satisfy the asset retirement obligations discounted at Athlon’s credit-adjusted, risk-free interest rate at the time the liability is incurred. Accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value.

Inherent to the present-value calculation are numerous estimates, assumptions, and judgments, including, but not limited to: the ultimate settlement amounts, inflation factors, credit-adjusted risk-free rates, timing of settlement, and changes in the legal, regulatory, environmental, and political environments. To the extent future revisions to these assumptions affect the present value of the abandonment liability, Athlon makes corresponding adjustments to both the asset retirement obligation and the related oil and natural gas property asset balance. These revisions result in prospective changes to DD&A expense and accretion of the discounted abandonment liability. Please read “Note 5. Asset Retirement Obligations” for additional information.

Equity-Based Compensation

Athlon accounts for equity-based compensation according to the “Share-Based Payment” topic of the ASC, which requires the recognition of compensation expense for equity-based awards over the requisite service period in an amount equal to the grant date fair value of the awards. Please read “Note 9. Employee Benefit Plans” for additional discussion of Athlon’s employee benefit plans.

The “Share-Based Payment” topic of the ASC also requires that the benefits associated with the tax deductions in excess of recognized compensation cost, if any, be reported as a financing cash flow. This requirement reduces net operating cash flows and increases net financing cash flows. Athlon recognizes compensation costs related to awards with graded vesting on a straight-line basis over the

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Segment Reporting

Athlon only operates in the oil and natural gas exploration and production industry in the United States. All revenues are derived from customers located in the United States.

Major Customers / Concentration of Credit Risk

The following purchasers accounted for 10% or greater of the sales of production for the periods indicated and the corresponding outstanding accounts receivable balance as of the dates indicated:

	Percentage of Total Revenues for the Year Ended December 31,			Outstanding Accounts Receivable Balance as of December 31,
Purchaser	2013	2012	2011	2013		2012
				(in thousands)
Occidental Petroleum Corporation	27%	29%	58%	$11,673		$4,456
DCP Midstream	(a)	12%	13%		(a)	2,604
High Sierra Crude Oil & Marketing, LLC(b)	46%	43%	13%	18,951		9,348

(a)	Less than 10% for the period indicated.
(b)	Formerly Pecos Gathering & Marketing.

Income Taxes

Athlon accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Athlon periodically assesses whether it is more likely than not that it will generate sufficient taxable income to realize its deferred income tax assets, including net operating losses. In making this determination, Athlon considers all available positive and negative evidence and makes certain assumptions. Athlon considers, among other things, its deferred tax liabilities, the overall business environment, its historical earnings and losses, current industry trends, and its outlook for future years. Athlon believes it is more likely than not that certain net operating losses can be carried forward and utilized.

In April 2013, Athlon effected a corporate reorganization. Holdings, Athlon’s accounting predecessor, is a partnership not subject to federal income tax. Pursuant to the corporate reorganization, certain Class A limited partners and the Class B limited partners of Holdings exchanged their interests for shares of Athlon’s common stock. Athlon’s operations are now subject to federal

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

income tax. The tax implications of the corporate reorganization and the tax impact of the conversion to operating as a taxable entity have been reflected in the accompanying consolidated financial statements.

Revenue Recognition

Revenues from the sale of oil, natural gas, and NGLs are recognized when they are realized or realizable and earned. Revenues are considered realized or realizable and earned when: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the seller’s price to the buyer is fixed or determinable; and (iv) collectability is reasonably assured. Because final settlement of our hydrocarbon sales can take up to two months, sales volumes and prices are estimated and accrued using information available at the time the revenue is recorded. If Athlon’s overproduced imbalance position (i.e., Athlon has cumulatively been over-allocated production) is greater than its share of remaining reserves, a liability would be recorded for the excess at period-end prices unless a different price is specified in the contract, in which case that price is used. At December 31, 2013 and 2012, Athlon did not have any natural gas imbalances. Revenue is not recognized for oil production in tanks, but the production is recorded as a current asset based on the cost to produce and included in “Inventory” in the accompanying Consolidated Balance Sheets. Transportation expenses are included in operating expenses and are insignificant.

Derivatives

Athlon uses various financial instruments for non-trading purposes to manage and reduce price volatility and other market risks associated with its oil production. These arrangements are structured to reduce Athlon’s exposure to commodity price decreases, but they can also limit the benefit Athlon might otherwise receive from commodity price increases. Athlon’s risk management activity is generally accomplished through over-the-counter commodity derivative contracts with large financial institutions, most of which are lenders under Athlon’s credit agreement.

Athlon applies the provisions of the “Derivatives and Hedging” topic of the ASC, which requires each derivative instrument to be recorded in the accompanying Consolidated Balance Sheets at fair value. If a derivative has not been designated as a hedge or does not otherwise qualify for hedge accounting, it must be adjusted to fair value through earnings. Athlon elected not to designate its current portfolio of commodity derivative contracts as hedges for accounting purposes. Therefore, changes in fair value of these derivative instruments are recognized in earnings and included in “Derivative fair value loss (gain)” in the accompanying Consolidated Statements of Operations.

Athlon enters into commodity derivative contracts for the purpose of economically fixing the price of its anticipated oil production even though Athlon does not designate the derivatives as hedges for accounting purposes. Athlon classifies cash flows related to derivative contracts based on the nature and purpose of the derivative. As the derivative cash flows are considered an integral part of Athlon’s oil and natural gas operations, they are classified as cash flows from operating activities in the accompanying Consolidated Statements of Cash Flows.

Noncontrolling Interest

As of December 31, 2013, management and certain employees owned approximately 2.2% of Holdings. Athlon owns 100% of Athlon Holdings GP LLC, which is Holdings’ general partner.

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

Considering the presumption of control, Athlon has fully consolidated the financial position, results of operations, and cash flows of Holdings.

As presented in the accompanying Consolidated Balance Sheets, “Noncontrolling interest” as of December 31, 2013 of approximately $10.8 million represents management and certain employees’ 1,855,563 New Holdings Units that are exchangeable for shares of Athlon’s common stock on a one-for-one basis. As presented in the accompanying Consolidated Statements of Operations, “Net income attributable to noncontrolling interest” for 2013 of approximately $1.4 million represents the net income of Holdings attributable to management and certain employees since April 26, 2013.

The following table summarizes the effects of changes in Athlon’s partnership interest in Holdings on Athlon’s equity for 2013 (in thousands):

Net income attributable to stockholders	$59,063

Transfer from noncontrolling interest:
Increase in Athlon’s paid-in capital for corporate reorganization	292,549
Increase in Athlon’s paid-in capital for issuance of 15,789,474 shares of common stock in initial public offering	295,498

Net transfer from noncontrolling interest	588,047

Change from net income attributable to stockholders and transfers from noncontrolling interest	$647,110

Earnings Per Share

For purposes of calculating earnings per share (“EPS”), Athlon allocates net income (loss) to its shareholders and participating securities each quarter under the provisions of the “Earnings Per Share” topic of the ASC. Under the two-class method of calculating EPS, earnings are allocated to participating securities as if all the earnings for the period had been distributed. A participating security is any security that may participate in distributions with common shares. For purposes of calculating EPS, unvested restricted stock units are considered participating securities. Net income (loss) per common share is calculated by dividing the shareholders’ interest in net income (loss), after deducting the interests of participating securities, by the weighted average common shares outstanding.

New Accounting Pronouncements

In December 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-11, “Disclosures about Offsetting Assets and Liabilities” and in January 2013 issued ASU 2013-01, “Clarifying the Scope of Disclosures About Offsetting Assets and Liabilities”. These ASUs created new disclosure requirements regarding the nature of an entity’s rights of offset and related arrangements associated with its derivative instruments, repurchase agreements, and securities lending transactions. Certain disclosures of the amounts of certain instruments subject to enforceable master netting arrangements are required, irrespective of whether the entity has elected to offset those instruments in the statement of financial position. These ASUs were effective retrospectively for annual reporting periods beginning on or after January 1, 2013. The adoption of these ASUs did not impact Athlon’s financial position, results of operations, or liquidity.

No other new accounting pronouncements issued or effective from January 1, 2013 through the date of this Report, had or are expected to have a material impact on Athlon’s consolidated financial statements.

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3. Acquisitions

Element

On October 3, 2011, Athlon acquired certain oil and natural gas properties and related assets in the Permian Basin in West Texas from Element Petroleum, LP (“Element”) for approximately $253.2 million in cash, which was financed through borrowings under Athlon’s credit agreement and capital contributions from Holdings’ partners. The operations of these properties have been included with those of Athlon from the date of acquisition. Athlon incurred approximately $6.4 million of transaction costs related to this acquisition, which are included in “Acquisition costs” in the accompanying Consolidated Statements of Operations. Of this amount, approximately $4.3 million was paid to Apollo. Please read “Note 12. Related Party Transactions” for additional discussion.

The allocation of the purchase price to the fair value of the assets acquired and liabilities assumed from Element was as follows (in thousands):

Proved properties, including wells and related equipment	$130,527
Unproved properties	123,107
Other assets	806

Total assets acquired	254,440

Current liabilities	831
Asset retirement obligations	393

Total liabilities assumed	1,224

Fair value of net assets acquired	$253,216

The following unaudited pro forma condensed financial data was derived from the historical financial statements of Athlon and from the accounting records of Element to give effect to the acquisition as if it had occurred on January 1, 2011. The unaudited pro forma condensed financial information has been included for comparative purposes only and is not necessarily indicative of the results that might have occurred had the Element acquisition taken place on January 1, 2011 and is not intended to be a projection of future results.

Year ended December 31, 2011
(in thousands, except per share amounts)
Pro forma total revenues	$89,618

Pro forma net income attributable to stockholders	$9,777

Pro forma net income per common share:
Basic	$0.15
Diluted	$0.14

SandRidge

On January 6, 2011, Athlon acquired certain oil and natural gas properties and related assets in the Permian Basin in West Texas from SandRidge Exploration and Production, LLC (“SandRidge”) for approximately $156.0 million in cash, which was financed through borrowings under Athlon’s credit

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3. Acquisitions (Continued)

agreement and capital contributions from Holdings’ partners. The operations of these properties have been included with those of Athlon from the date of acquisition. Athlon incurred $2.6 million of transaction costs related to this acquisition, which are included in “Acquisition costs” in the accompanying Consolidated Statements of Operations. Of this amount, approximately $2.3 million was paid to Apollo. Please read “Note 12. Related Party Transactions” for additional discussion.

The allocation of the purchase price to the fair value of the assets acquired and liabilities assumed from SandRidge was as follows (in thousands):

Proved properties, including wells and related equipment	$158,157
Oil inventory	637

Total assets acquired	158,794
Asset retirement obligations	2,778

Fair value of net assets acquired	$156,016

Note 4. Fair Value Measurements

The book values of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short-term nature of these instruments. Commodity derivative contracts are marked-to-market each quarter and are thus stated at fair value in the accompanying Consolidated Balance Sheets. As of December 31, 2013, the fair value of the senior notes was approximately $522.8 million using open market quotes (“Level 1” input).

Commodity Derivative Contracts

Commodity prices are often subject to significant volatility due to many factors that are beyond Athlon’s control, including but not limited to: prevailing economic conditions, supply and demand of hydrocarbons in the marketplace, actions by speculators, and geopolitical events such as wars or natural disasters. Athlon manages oil price risk with swaps, which provide a fixed price for a notional amount of sales volumes. The following table summarizes Athlon’s open commodity derivative contracts as of December 31, 2013:

Period	Average Daily Swap Volume	Weighted- Average Swap Price	Asset (Liability) Fair Market Value
	(Bbl)	(per Bbl)	(in thousands)
2014	7,950	$92.67	$(8,354)
2015	1,300	93.18	2,330

			$(6,024)

In January 2011, Athlon terminated certain oil puts that were in place at December 31, 2010 and received net proceeds of approximately $7.6 million, which is reflected as “Monetization of put options” in the “Investing activities” section of the accompanying Consolidated Statements of Cash Flows. In the third quarter of 2011, Athlon entered into additional oil puts that included deferred premiums. These deferred premiums increased Athlon’s interest expense by approximately $0.2 million

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4. Fair Value Measurements (Continued)

during 2011. In October 2011, Athlon terminated the oil puts and entered into oil swaps that required the initial payment of premiums of approximately $2.0 million.

Counterparty Risk. At December 31, 2013, Athlon had committed 10% or greater (in terms of fair market value) of its oil derivative contracts in asset positions from the following counterparties:

Counterparty	Fair Market Value of Oil Derivative Contracts Committed
(in thousands)
BNP Paribas	$1,082

Athlon does not require collateral from its counterparties for entering into financial instruments, so in order to mitigate the credit risk associated with financial instruments, Athlon enters into master netting agreements with its counterparties. The master netting agreement is a standardized, bilateral contract between a given counterparty and Athlon. Instead of treating each financial transaction between the counterparty and Athlon separately, the master netting agreement enables the counterparty and Athlon to aggregate all financial trades and treat them as a single agreement. This arrangement is intended to benefit Athlon in two ways: (i) default by a counterparty under a single financial trade can trigger rights to terminate all financial trades with such counterparty; and (ii) netting of settlement amounts reduces Athlon’s credit exposure to a given counterparty in the event of close-out. Athlon’s accounting policy is to not offset fair value amounts between different counterparties for derivative instruments in the accompanying Consolidated Balance Sheets.

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4. Fair Value Measurements (Continued)

Tabular Disclosures of Fair Value Measurements

The following table summarizes the fair value of Athlon’s derivative instruments not designated as hedging instruments as of the dates indicated:

Balance Sheet Location	Oil Commodity Derivatives	Commodity Derivatives Netting(a)	Total Commodity Derivatives
	(in thousands)
As of December 31, 2013
Assets
Derivatives—current	$143	$(143)	$—
Derivatives—noncurrent	2,330	—	2,330

Total assets	2,473	(143)	2,330

Liabilities
Derivatives—current	(8,497)	143	(8,354)
Derivatives—noncurrent	—	—	—

Total liabilities	(8,497)	143	(8,354)

Net liabilities	$(6,024)	$—	$(6,024)

As of December 31, 2012
Assets
Derivatives—current	$3,386	$(1,140)	$2,246
Derivatives—noncurrent	3,265	(411)	2,854

Total assets	6,651	(1,551)	5,100

Liabilities
Derivatives—current	(1,732)	1,140	(592)
Derivatives—noncurrent	(930)	411	(519)

Total liabilities	(2,662)	1,551	(1,111)

Net assets	$3,989	$—	$3,989

(a)	Represents counterparty netting under master netting agreements, which allow for netting of commodity derivative contracts. These derivative instruments are reflected net on the accompanying Consolidated Balance Sheets.

The following table summarizes the effect of derivative instruments not designated as hedges on the accompanying Consolidated Statements of Operations for the periods indicated:

		Amount of Loss (Gain)
		Recognized in Income
	Location of Loss (Gain)	Year ended December 31,
Derivatives Not Designated as Hedges	Recognized in Income	2013	2012	2011
		(in thousands)
Commodity derivative contracts	Derivative fair value loss (gain)	$18,115	$(9,293)	$7,959

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4. Fair Value Measurements (Continued)

Fair Value Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting principles generally accepted in the United States (“GAAP”) establishes a three-tier fair value hierarchy, which prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are defined as follows:

•	Level 1—Inputs such as unadjusted, quoted prices that are available in active markets for identical assets or liabilities.

•	Level 2—Inputs, other than quoted prices within Level 1, that are either directly or indirectly observable, such as quoted prices for similar assets and liabilities or quoted prices in inactive markets.

•	Level 3—Inputs that are unobservable for use when little or no market data exists requiring the use of valuation methodologies that result in management’s best estimate of fair value.

As required by GAAP, Athlon utilizes the most observable inputs available for the valuation technique used. The financial assets and liabilities are classified in their entirety based on the lowest level of input that is of significance to the fair value measurement. Athlon’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the financial assets and liabilities and their placement within the fair value hierarchy levels. The following methods and assumptions were used to estimate the fair values of Athlon’s assets and liabilities that are accounted for at fair value on a recurring basis:

•	Level 2—Fair values of swaps are estimated using a combined income-based and market-based valuation methodology based upon forward commodity price curves obtained from independent pricing services. Settlement is determined by the average underlying price over a predetermined period of time. Athlon uses observable inputs in an option pricing valuation model to determine fair value such as: (i) current market and contractual prices for the underlying instruments; (ii) quoted forward prices for oil; (iii) interest rates, such as a LIBOR curve for a term similar to the commodity derivative contract; and (iv) appropriate volatilities.

Athlon adjusts the valuations from the valuation model for nonperformance risk. For commodity derivative contracts which are in an asset position, Athlon adds the counterparty’s credit default swap spread to the risk-free rate. If a counterparty does not have a credit default swap spread, Athlon uses other companies with similar credit ratings to determine the applicable spread. For commodity derivative contracts which are in a liability position, Athlon uses the yield on its senior notes less the risk-free rate. All fair values have been adjusted for nonperformance risk resulting in a decrease in the net commodity derivative liability of approximately $39,000 as of December 31, 2013 and an increase in the net commodity derivative asset of approximately $125,000 as of December 31, 2012.

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4. Fair Value Measurements (Continued)

The following table sets forth Athlon’s assets and liabilities that were accounted for at fair value on a recurring basis as of the dates indicated:

		Fair Value Measurements at Reporting Date Using
Description	Net Asset (Liability)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
As of December 31, 2013
Oil derivative contracts—swaps	$(6,024)	$—	$(6,024)	$—
As of December 31, 2012
Oil derivative contracts—swaps	$4,069	$—	$4,069	$—
Oil derivative contracts—collars	(80)	—	(80)	—

Total	$3,989	$—	$3,989	$—

Note 5. Asset Retirement Obligations

Asset retirement obligations relate to future plugging and abandonment expenses on oil and natural gas properties and related facilities disposal. The following table summarizes the changes in Athlon’s asset retirement obligations for the periods indicated:

	Year Ended December 31,
	2013	2012
	(in thousands)
Balance at January 1	$5,049	$3,704
Liabilities assumed in acquisitions	395	60
Liabilities incurred from new wells	1,013	815
Liabilities settled	(283)	—
Accretion of discount	675	478
Revisions of previous estimates	6	(8)

Balance at December 31	6,855	5,049
Less: current portion	60	—

Asset retirement obligations—long-term	$6,795	$5,049

Note 6. Long-Term Debt

Senior Notes

In April 2013, Athlon issued $500 million aggregate principal amount of 7 3⁄8% senior notes due 2021 (the “Notes”). The net proceeds from the Notes were used to repay a portion of the outstanding borrowings under Athlon’s credit agreement, to repay in full and terminate Athlon’s former second lien

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6. Long-Term Debt (Continued)

term loan, to make a $75 million distribution to Holdings’ Class A limited partners, and for general corporate purposes. On August 14, 2013, Holdings entered into a supplemental indenture pursuant to which Athlon became an unconditional guarantor of the Notes.

The indenture governing the Notes contains covenants, including, among other things, covenants that restrict Athlon’s ability to:

•	make distributions, investments, or other restricted payments if Athlon’s fixed charge coverage ratio is less than 2.0 to 1.0;

•	incur additional indebtedness if Athlon’s fixed charge coverage ratio would be less than 2.0 to 1.0; and

•	create liens, sell assets, consolidate or merge with any other person, or engage in transactions with affiliates.

These covenants are subject to a number of important qualifications, limitations, and exceptions. In addition, the indenture contains other customary terms, including certain events of default upon the occurrence of which the senior notes may be declared immediately due and payable.

Under the indenture, starting on April 15, 2016, Athlon will be able to redeem some or all of the Notes at a premium that will decrease over time, plus accrued and unpaid interest to the date of redemption. Prior to April 15, 2016, Athlon will be able, at its option, to redeem up to 35% of the aggregate principal amount of the Notes at a price of 107.375% of the principal thereof, plus accrued and unpaid interest to the date of redemption, with an amount equal to the net proceeds from certain equity offerings. In addition, at Athlon’s option, prior to April 15, 2016, Athlon may redeem some or all of the Notes at a redemption price equal to 100% of the principal amount of the Notes, plus an “applicable premium”, plus accrued and unpaid interest to the date of redemption. If a change of control occurs on or prior to July 15, 2014, Athlon may redeem all, but not less than all, of the notes at 110% of the principal amount thereof plus accrued and unpaid interest to, but not including, the redemption date. Certain asset dispositions will be triggering events that may require Athlon to repurchase all or any part of a noteholder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, up to but excluding the date of repurchase. Interest on the Notes is payable in cash semi-annually in arrears, commencing on October 15, 2013, through maturity.

As a result of the issuance of the Notes, Athlon’s former second lien term loan was paid off and retired and the borrowing base of Athlon’s credit agreement was reduced resulting in a write off of unamortized debt issuance costs of approximately $2.8 million, which is included in “Interest expense” in the accompanying Consolidated Statements of Operations and “Other” in the operating activities section of the accompanying Consolidated Statements of Cash Flows for 2013.

Credit Agreement

Athlon is a party to an amended and restated credit agreement dated March 19, 2013 (the “Credit Agreement”), which matures on March 19, 2018. The Credit Agreement provides for revolving credit loans to be made to Athlon from time to time and letters of credit to be issued from time to time for the account of Athlon or any of its restricted subsidiaries. The aggregate amount of the commitments of the lenders under the Credit Agreement is $1.0 billion. Availability under the Credit Agreement is subject to a borrowing base, which is redetermined semi-annually and upon requested special redeterminations.

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6. Long-Term Debt (Continued)

In conjunction with the offering of the Notes in April 2013 as discussed above, the borrowing base under the Credit Agreement was reduced to $267.5 million. In May 2013, Athlon amended the Credit Agreement to, among other things, increase the borrowing base to $320 million. In November 2013, Athlon amended the Credit Agreement to, among other things, increase the borrowing base to $525 million. As of December 31, 2013, the borrowing base was $525 million and there were no outstanding borrowings and no outstanding letters of credit under the Credit Agreement.

Obligations under the Credit Agreement are secured by a first-priority security interest in substantially all of Athlon’s proved reserves and in the equity interests of its operating subsidiaries. In addition, obligations under the Credit Agreement are guaranteed by Athlon’s operating subsidiaries.

Loans under the Credit Agreement are subject to varying rates of interest based on (i) outstanding borrowings in relation to the borrowing base and (ii) whether the loan is a Eurodollar loan or a base rate loan. Eurodollar loans under the Credit Agreement bear interest at the Eurodollar rate plus the applicable margin indicated in the following table, and base rate loans under the Credit Agreement bear interest at the base rate plus the applicable margin indicated in the following table. Athlon also incurs a quarterly commitment fee on the unused portion of the Credit Agreement indicated in the following table:

Ratio of Outstanding Borrowings to Borrowing Base	Unused Commitment Fee	Applicable Margin for Eurodollar Loans	Applicable Margin for Base Rate Loans
Less than or equal to .30 to 1	0.375%	1.50%	0.50%
Greater than .30 to 1 but less than or equal to .60 to 1	0.375%	1.75%	0.75%
Greater than .60 to 1 but less than or equal to .80 to 1	0.50%	2.00%	1.00%
Greater than .80 to 1 but less than or equal to .90 to 1	0.50%	2.25%	1.25%
Greater than .90 to 1	0.50%	2.50%	1.50%

The “Eurodollar rate” for any interest period (either one, two, three, or nine months, as selected by Athlon) is the rate equal to the British Bankers Association London Interbank Offered Rate (“LIBOR”) for deposits in dollars for a similar interest period. The “Base Rate” is calculated as the highest of: (i) the annual rate of interest announced by Bank of America, N.A. as its “prime rate”; (ii) the federal funds effective rate plus 0.5%; or (iii) except during a “LIBOR Unavailability Period”, the Eurodollar rate (for dollar deposits for a one-month term) for such day plus 1.0%.

Any outstanding letters of credit reduce the availability under the Credit Agreement. Borrowings under the Credit Agreement may be repaid from time to time without penalty.

The Credit Agreement contains covenants including, among others, the following:

•	a prohibition against incurring debt, subject to permitted exceptions;

•	a restriction on creating liens on Athlon’s assets and the assets of its operating subsidiaries, subject to permitted exceptions;

•	restrictions on merging and selling assets outside the ordinary course of business;

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6. Long-Term Debt (Continued)

•	restrictions on use of proceeds, investments, transactions with affiliates, or change of principal business;

•	a requirement that Athlon maintain a ratio of consolidated total debt to EBITDAX (as defined in the Credit Agreement) of not more than 4.75 to 1.0 (which ratio changes to 4.5 to 1.0 beginning with the quarter ending June 30, 2014); and

•	a provision limiting commodity derivative contracts to a volume not exceeding 85% of projected production from proved reserves for a period not exceeding 66 months from the date the commodity derivative contract is entered into.

The Credit Agreement contains customary events of default, including Athlon’s failure to comply with the financial ratios described above, which would permit the lenders to accelerate the debt if not cured within applicable grace periods. If an event of default occurs and is continuing, lenders with a majority of the aggregate commitments may require Bank of America, N.A. to declare all amounts outstanding under the Credit Agreement to be immediately due and payable.

Long-Term Debt Maturities

The following table shows Athlon’s long-term debt maturities as of December 31, 2013:

	Payments Due by Period
	Total	2014	2015	2016	2017	2018	Thereafter
	(in thousands)
Credit Agreement	$—	$—	$—	$—	$—	$—	$—
7 3⁄8% Senior Notes	500,000	—	—	—	—	—	500,000

Total	$500,000	$—	$—	$—	$—	$—	$500,000

During 2013, 2012, and 2011, the weighted-average interest rate for total indebtedness was 7.6%, 4.3%, and 3.8%, respectively.

Note 7. Stockholders’ Equity

In connection with Athlon’s incorporation on April 1, 2013 under the laws of the State of Delaware, it issued 1,000 shares of its common stock to Athlon Holdings GP LLC for an aggregate purchase price of $10.00. These securities were offered and sold by Athlon in reliance upon the exemption from the registration requirements provided by Section 4(2) of the Securities Act of 1933. On April 26, 2013, in connection with the corporate reorganization, certain holders of limited partner interests in Holdings exchanged their Class A interests and Class B interests for an aggregate of 960,907 shares of Athlon’s common stock. These securities were offered and sold by Athlon in reliance upon the exemption from the registration requirements provided by Section 4(2) of the Securities Act of 1933. In connection with the effectiveness of Athlon’s IPO, these shares were subject to an adjustment based on Athlon’s IPO price of $20.00 per share and an actual 65.266-for-1 stock split resulting in 66,339,615 shares of Athlon’s common stock to be outstanding prior to the closing of the IPO.

As discussed in “Note 1. Formation of the Company and Description of Business”, on August 7, 2013, Athlon completed its IPO of 15,789,474 shares of its common stock at $20.00 per share and

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7. Stockholders’ Equity (Continued)

received net proceeds of approximately $295.7 million, after deducting underwriting discounts and commissions and offering expenses. Athlon used the net proceeds from the IPO (i) to reduce outstanding borrowings under the Credit Agreement, (ii) to provide additional liquidity for use in its drilling program, and (iii) for general corporate purposes. Upon consummation of the IPO, Athlon’s ownership percentage of Holdings increased, resulting in a decrease in the noncontrolling interest from approximately 3.2% to approximately 2.2%.

Preferred Stock

Athlon’s authorized capital stock includes 50,000,000 shares of preferred stock, none of which were issued and outstanding at December 31, 2013. Athlon does not plan to issue any shares of preferred stock.

Note 8. Taxes

Income Taxes

As a result of the corporate reorganization on April 26, 2013, Athlon (a C-corporation) obtained most of the interests in Holdings. Prior to April 26, 2013, Holdings, Athlon’s accounting predecessor, was a limited partnership not subject to federal income taxes.

The components of income tax provision were as follows for the periods indicated:

	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Federal:
Current	$1,135	$—	$—
Deferred	17,022	—	—

Total federal	18,157	—	—

State, net of federal benefit:
Deferred	993	1,928	470

Total state	993	1,928	470

Income tax provision	$19,150	$1,928	$470

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8. Taxes (Continued)

The following table reconciles income tax provision with income tax at the Federal statutory rate for the periods indicated:

	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Income (loss) before income taxes	$79,572	$54,942	$(659)
Less: net income prior to corporate reorganization	(27,320)	—	—
Less: net income attributable to noncontrolling interest	(1,359)	—	—

Income (loss) before income taxes and noncontrolling interest subsequent to corporate reorganization	$50,893	$54,942	$(659)

Income taxes at the Federal statutory rate	$17,813	$—	$—
State income taxes, net of federal benefit	933	549	21
Provision to return adjustment	59	—	—
Permanent and other	345	1,379	449

Income tax provision	$19,150	$1,928	$470

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8. Taxes (Continued)

The major components of net current deferred taxes and net long-term deferred taxes were as follows as of the dates indicated:

	December 31,
	2013	2012
	(in thousands)
Current:
Assets:
Derivative fair value loss	$480	$—

Total current deferred tax assets	480	—

Liabilities:
Prepaid insurance	(100)	(8)
Derivative fair value gain	—	(50)

Total current deferred tax liabilities	(100)	(58)

Net current deferred tax asset (liability)	$380	$(58)

Long-term:
Assets:
Alternative minimum tax credits	$1,135	$—
Derivative fair value loss	2,080	60
Net operating loss carryforward	43,164	—
Asset retirement obligations	519	8
Deferred equity-based compensation	1,406	—
Acquisition costs capitalized	3,351	95
Other	1,840	25

Total long-term deferred tax assets	53,495	188

Liabilities:
Book basis of oil and natural gas properties in excess of tax basis	(145,892)	(2,528)

Total long-term deferred tax liabilities	(145,892)	(2,528)

Net long-term deferred tax liability	$(92,397)	$(2,340)

At December 31, 2013, Athlon had federal net operating loss (“NOL”) carryforwards, which are available to offset future federal state taxable income, if any. At December 31, 2013, Athlon also had federal alternative minimum tax (“AMT”) credits, which are available to reduce future federal regular tax liabilities in excess of AMT. Athlon believes it is more likely than not that the NOL carryforwards will offset future taxable income prior to their expiration. The AMT credits have no expiration.

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8. Taxes (Continued)

Therefore, a valuation allowance against these deferred tax assets is not considered necessary. If unused, these carryforwards and credits will expire as follows:

Expiration Date	Federal AMT Credits	Federal NOL
	(in thousands)
2031	$—	$2,433
2032	—	77,749
2033	—	43,143
Indefinite	1,135	—

	$1,135	$123,325

During 2013, 2012, and 2011, Athlon did not have any interest assessed by the taxing authorities or incur any penalties related to income taxes.

Note 9. Earnings Per Share

Prior to the consummation of Athlon’s IPO, Athlon had 960,907 shares of outstanding common stock. In conjunction with the closing of the IPO, certain Class A limited partners and Class B limited partners of Holdings that exchanged their interests for shares of Athlon’s common stock were subject to an adjustment based on Athlon’s IPO price of $20.00 per share and an actual 65.266-for-1 stock split. Following this adjustment and stock split, the number of outstanding shares of Athlon’s common stock increased from 960,907 shares to 66,339,615 shares. The one-to-one conversion of the Holdings’ interests in April 2013 to 960,907 shares of Athlon common stock is akin to a stock split and has been treated as such in Athlon’s EPS calculations. Accordingly, Athlon assumes that 66,339,615 shares of common stock were outstanding during periods prior to Athlon’s IPO for purposes of calculating EPS.

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9. Earnings Per Share (Continued)

The following table reflects the allocation of net income (loss) attributable to stockholders and EPS computations for the periods indicated:

	Year ended December 31,
	2013	2012	2011
	(in thousands, except per share amounts)
Basic EPS
Numerator:
Undistributed net income (loss) attributable to stockholders	$59,063	$53,014	$(1,129)
Participation rights of unvested RSUs in undistributed earnings	(628)	—	—

Basic undistributed net income (loss) attributable to stockholders	$58,435	$53,014	$(1,129)

Denominator:
Basic weighted average shares outstanding	72,915	66,340	66,340

Basic EPS attributable to stockholders	$0.80	$0.80	$(0.02)

Diluted EPS
Numerator:
Undistributed net income (loss) attributable to stockholders	$59,063	$53,014	$(1,129)
Participation rights of unvested RSUs in undistributed earnings	(613)	—	—
Effect of conversion of New Holdings Units to shares of Athlon’s common stock	1,359	—	—

Diluted undistributed net income (loss) attributable to stockholders	$59,809	$53,014	$(1,129)

Denominator:
Basic weighted average shares outstanding	72,915	66,340	66,340
Effect of conversion of New Holdings Units to shares of Athlon’s common stock(a)	1,856	1,856	—

Diluted weighted average shares outstanding	74,771	68,196	66,340

Diluted EPS attributable to stockholders	$0.80	$0.78	$(0.02)

(a)	For 2011, 1,855,563 New Holdings Units were outstanding but excluded from the EPS calculations because their effect would have been antidilutive.

Note 10. Employment Benefit Plans

401(k) Plan

Athlon made contributions to its 401(k) plan, which is a voluntary and contributory plan for eligible employees based on a percentage of employee contributions, of $585,000, $454,000, and $219,000 during 2013, 2012, and 2011, respectively. Athlon’s 401(k) plan does not allow employees to invest in securities of Athlon.

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10. Employment Benefit Plans (Continued)

Incentive Award Plan

In August 2013, Athlon adopted the Athlon Energy Inc. 2013 Incentive Award Plan (the “Plan”). The principal purpose of the Plan is to attract, retain, and engage selected employees, consultants, and directors through the granting of equity and equity-based compensation awards. Employees, consultants, and directors of Athlon and its subsidiaries are eligible to receive awards under the Plan. The Compensation Committee will administer the Plan unless the Board of Directors assumes direct authority for administration. The Plan provides for the grant of stock options (including non-qualified stock options and incentive stock options), restricted stock, dividend equivalents, stock payments, restricted stock units (“RSUs”), performance awards, stock appreciation rights, and other equity-based and cash-based awards, or any combination thereof.

The aggregate number of shares of common stock available for issuance pursuant to awards granted under the Plan is the sum of 8,400,000 shares, subject to adjustment as described below plus an annual increase on the first day of each calendar year beginning January 1, 2014 and ending on and including the last January 1 prior to the expiration date of the Plan, equal to the least of (i) 12,000,000 shares, (ii) 4% of the shares outstanding (on an as-converted basis) on the final day of the immediately preceding calendar year, and (iii) such smaller number of shares as determined by the Board of Directors. This number will also be adjusted due to the following shares becoming eligible to be used again for grants under the Plan:

•	shares subject to awards or portions of awards granted under the Plan which are forfeited, expire, or lapse for any reason, or are settled for cash without the delivery of shares, to the extent of such forfeiture, expiration, lapse, or cash settlement; and

•	shares that Athlon repurchases prior to vesting so that such shares are returned to Athlon.

The Plan does not provide for individual limits on awards that may be granted to any individual participant under the Plan. Rather, the amount of awards to be granted to individual participants are determined by the Board of Directors or the Compensation Committee from time to time, as part of their compensation decision-making processes, provided, however, that the Plan does not permit awards having a grant date fair value in excess of $700,000 to be granted to Athlon’s non-employee directors in any year.

As of December 31, 2013, there were 7,761,087 shares available for issuance under the Plan. During 2013, Athlon recorded non-cash stock-based compensation expense related to the Plan of $4.0 million, which was allocated to lease operating expense and general and administrative expense in the accompanying Consolidated Statements of Operations based on the allocation of the respective employees’ compensation. During 2013, Athlon also capitalized $263,000 of non-cash stock-based compensation expense related to the Plan as a component of “Evaluated, including wells and related equipment” in the accompanying Consolidated Balance Sheets.

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10. Employment Benefit Plans (Continued)

RSUs vest over three years, subject to the relative performance of Athlon’s stock to that of a designated peer group for Athlon’s management team. The following table summarizes the changes in Athlon’s unvested RSUs for 2013 (presented at the target level):

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Outstanding at January 1	—	$—
Granted	638,913	34.88
Vested	—	—
Forfeited	—	—

Outstanding at December 31	638,913	34.88

During 2013, Athlon issued 411,413 RSUs to employees and non-employee directors, the vesting of which is dependent only on the passage of time and continued employment. The following table provides information regarding Athlon’s outstanding RSUs at December 31, 2013 the vesting of which is dependent only on the passage of time and continued employment:

	Year of Vesting
Year of Grant	2014	2015	2016	Total
2013	137,138	137,138	137,137	411,413

During 2013, Athlon also issued 227,500 RSUs to Athlon’s management team, the vesting of which is dependent not only on the passage of time and continued employment, but also on the relative performance of Athlon’s stock to that of a designated peer group. One-half of the maximum number of shares that could be earned under the performance-based awards will be earned for performance at the designated target levels (100% target vesting levels) or upon any earlier change of control, and twice the number of shares will be earned if the higher maximum target levels are met. If performance is below the designated minimum levels for all performance targets, no performance-based shares will be earned. Performance-based awards were valued using a Monte Carlo simulation. The following table provides information regarding Athlon’s outstanding RSUs at December 31, 2013 (presented at the target level) the vesting of which is dependent not only on the passage of time and continued employment, but also on the relative performance of Athlon’s stock to that of a designated peer group:

	Year of Vesting
Year of Grant	2014	2015	2016	Total
2013	75,834	75,833	75,833	227,500

None of Athlon’s unvested RSUs are subject to variable accounting. As of December 31, 2013, Athlon had approximately $16.6 million of total unrecognized compensation cost related to unvested RSUs, which is expected to be recognized over a weighted-average period of approximately 2.6 years.

Class B Interests

Holdings’ limited partnership agreement provided for the issuance of Class B limited partner interests. As discussed in “Note 1. Formation of the Company and Description of Business”, in

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10. Employment Benefit Plans (Continued)

connection with the corporate reorganization, the holders of the Class B limited partner interests in Holdings exchanged their interests for common stock of Athlon subject to the same conditions and vesting terms. Upon the consummation of Athlon’s IPO, the remaining unvested common stock awards, which were formerly Class B interests in Holdings, vested and Athlon recognized non-cash equity-based compensation expense of approximately $1.5 million.

During 2013, 2012, and 2011, Athlon recorded approximately $1.3 million, $152,000, and $106,000, respectively, of non-cash equity-based compensation expense related to Class B interests, which was allocated to lease operating expense and general and administrative expenses in the accompanying Consolidated Statements of Operations based on the allocation of the respective employees’ compensation. During 2013 and 2012, Athlon capitalized approximately $415,000 and $93,000, respectively, of non-cash stock-based compensation expense as a component of “Evaluated, including wells and related equipment” in the accompanying Consolidated Balance Sheets.

Note 11. Commitments and Contingencies

Leases

Athlon leases certain office space that has non-cancelable lease terms in excess of one year. The following table summarizes the remaining non-cancelable future payments under these operating leases as of December 31, 2013:

	Payments Due by Period
	Total	2014	2015	2016	2017	2018	Thereafter
	(in thousands)
Corporate office lease	$1,031	$375	$375	$281	$—	$—	$—
Midland office lease	285	92	96	97	—	—	—

Total	$1,316	$467	$471	$378	$—	$—	$—

Athlon’s operating lease rental expense was approximately $490,000, $507,000, and $272,000 during 2013, 2012, and 2011, respectively.

Litigation

From time to time, Athlon is a party to ongoing legal proceedings in the ordinary course of business, including workers’ compensation claims and employment-related disputes. Management does not believe the results of these proceedings, individually or in the aggregate, will have a material adverse effect on Athlon’s business, financial position, results of operations, or liquidity.

Note 12. Related Party Transactions

Transaction Fee Agreement

Athlon was a party to a Transaction Fee Agreement, dated August 23, 2010, which required it to pay a fee to Apollo equal to 2% of the total equity contributed to Athlon, as defined in the agreement, in exchange for consulting and advisory services provided by Apollo. In October 2012, Apollo assigned its rights and obligations under the Transaction Fee Agreement to an affiliate, Apollo Global Securities, LLC. Upon the consummation of Athlon’s IPO, the Transaction Fee Agreement was

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12. Related Party Transactions (Continued)

terminated. Since Athlon’s inception through the termination of the Transaction Fee Agreement, it incurred transaction fees under the Transaction Fee Agreement of approximately $7.5 million in total.

Services Agreement

Athlon was a party to a Services Agreement, dated August 23, 2010, which required it to compensate Apollo for consulting and advisory services equal to the higher of (i) 1% of earnings before interest, income taxes, DD&A, and exploration expense per quarter and (ii) $62,500 per quarter (the “Advisory Fee”); provided, however, that such Advisory Fee for any calendar year shall not exceed $500,000. The Services Agreement also provided for reimbursement to Apollo for any reasonable out-of-pocket expenses incurred while performing services under the Services Agreement. During 2013, 2012, and 2011, Athlon incurred approximately $500,000, $493,000, and $411,000, respectively, of Advisory Fees, which are included in “General and administrative expenses” in the accompanying Consolidated Statements of Operations.

Upon the consummation of Athlon’s IPO, the Services Agreement was terminated and Athlon paid a termination fee of $2.4 million (plus $132,000 of unreimbursed fees) to Apollo. Such payment corresponded to the present value as of the date of termination of the aggregate annual fees that would have been payable during the remainder of the term of the Services Agreement (assuming a term ending on August 23, 2020). Under the Services Agreement, Athlon also agreed to indemnify Apollo and its affiliates and their respective limited partners, general partners, directors, members, officers, managers, employees, agents, advisors, and representatives for potential losses relating to the services contemplated under the Services Agreement.

Participation of Apollo Global Securities, LLC in Senior Notes Offering and IPO

Apollo Global Securities, LLC is an affiliate of the Apollo Funds and received a portion of the gross spread as an initial purchaser of the Notes of $0.5 million. Apollo Global Securities, LLC was also an underwriter in Athlon’s IPO and received a portion of the discounts and commissions paid to the underwriters in the IPO of approximately $0.9 million.

Distribution

Athlon used a portion of the net proceeds from the Notes to make a distribution to Holdings’ Class A limited partners, including the Apollo Funds and Athlon’s management team and certain employees. The Apollo Funds received approximately $73 million of the distribution and Athlon’s management team and certain employees received approximately $2 million, in the aggregate.

Exchange Agreement

Upon the consummation of its IPO, Athlon entered into an exchange agreement with its management team and certain employees who hold New Holdings Units. Under the exchange agreement, each such holder (and certain permitted transferees thereof) may, under certain circumstances after the date of the closing of the IPO (subject to the terms of the exchange agreement), exchange their New Holdings Units for shares of Athlon’s common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, and reclassifications. As a holder exchanges its New Holdings Units, Athlon’s interest in Holdings will be correspondingly increased.

ATHLON ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12. Related Party Transactions (Continued)

Tax Receivable Agreement

Upon the consummation of its IPO, Athlon entered into a tax receivable agreement with its management team and certain employees who hold New Holdings Units that provides for the payment from time to time by Athlon to such unitholders of Holdings of 85% of the amount of the benefits, if any, that Athlon is deemed to realize as a result of increases in tax basis and certain other tax benefits related to exchanges of New Holdings Units pursuant to the exchange agreement, including tax benefits attributable to payments under the tax receivable agreement. These payment obligations are obligations of Athlon and not of Holdings. For purposes of the tax receivable agreement, the benefit deemed realized by Athlon will be computed by comparing its actual income tax liability (calculated with certain assumptions) to the amount of such taxes that Athlon would have been required to pay had there been no increase to the tax basis of the assets of Holdings as a result of the exchanges and had Athlon not entered into the tax receivable agreement.

The step-up in basis will depend on the fair value of the New Holdings Units at conversion. There is no intent of the holders of New Holdings Units to exchange their units for shares of Athlon’s common stock in the foreseeable future. In addition, Athlon does not expect to be in a tax paying position before 2019. Therefore, Athlon cannot presently estimate what the benefit or payments under the tax receivable agreement will be on a factually supportable basis, and accordingly not recognized as a liability.

Note 13. Subsequent Events

Subsequent to December 31, 2013, Athlon entered into additional oil swaps. The following table summarizes Athlon’s open commodity derivative contracts as of March 7, 2014:

Period	Average Daily Swap Volume	Weighted-Average Swap Price
	(Bbl)	(per Bbl)
Q1 2014	8,606	$92.70
Q2 2014	8,950	92.71
Q3 2014	9,950	92.52
Q4 2014	9,950	92.52
2014	9,369	92.61
Q1 2015	4,300	91.29
Q2 2015	4,300	91.29
Q3 2015	1,300	93.18
Q4 2015	1,300	93.18
2015	2,788	91.74

On February 6, 2014, Athlon completed the acquisition of certain oil and natural gas properties and related assets in the Midland Basin of West Texas for approximately $88 million in cash (subject to customary post-closing adjustments), pursuant to a Purchase and Sale Agreement dated January 10, 2014 with an effective date of September 1, 2013. Athlon also agreed to acquire additional working interests in the properties, partially offset by the exercise of certain preferential rights, with the net effect of an $8.7 million purchase price increase. The acquisition was financed through cash on hand and borrowings under the Credit Agreement.

ATHLON ENERGY INC.

SUPPLEMENTARY INFORMATION

Capitalized Costs and Costs Incurred Relating to Oil and Natural Gas Producing Activities

The capitalized cost of oil and natural gas properties was as follows as of the dates indicated:

	December 31,
	2013	2012
	(in thousands)
Oil and natural gas properties and equipment, at cost—full cost method:
Evaluated, including wells and related equipment	$1,244,178	$788,571
Unevaluated	89,859	89,860
Accumulated depletion, depreciation, and amortization	(160,779)	(73,824)

	$1,173,258	$804,607

The following table summarizes costs incurred related to oil and natural gas properties for the periods indicated:

	Year ended December 31,
	2013	2012	2011
	(in thousands)
Acquisitions:
Proved properties(a)	$19,609	$42,122	$287,400
Unproved properties(b)	34,922	38,908	130,273

Total acquisitions	54,531	81,030	417,673
Development(c)	180,011	201,174	71,403
Exploration(d)	218,680	75,008	17,829

Total costs incurred	$453,222	$357,212	$506,905

(a)	Includes asset retirement obligations incurred of approximately $395,000, $60,000, and $3.3 million during 2013, 2012, and 2011, respectively.
(b)	Costs incurred for unproved properties are excluded from the amortization base.
(c)	Includes asset retirement obligations incurred of approximately $609,000, $606,000, and $108,000 during 2013, 2012, and 2011, respectively.
(d)	Includes asset retirement obligations incurred of approximately $404,000, $209,000, and $58,000 during 2013, 2012, and 2011, respectively.

Oil & Natural Gas Producing Activities—Unaudited

All of Athlon’s results of operations relate to oil and natural gas producing activities. Athlon’s only cost center is the Permian Basin in West Texas. Athlon’s average depletion rate per BOE of production was $19.51, $21.03, and $20.32 for 2013, 2012, and 2011, respectively.

The estimates of Athlon’s proved reserves, which are located entirely within the United States, were prepared in accordance with rules and regulations established by the FASB. Proved oil and natural gas reserve quantities are based on internal estimates reviewed by independent petroleum engineers.

ATHLON ENERGY INC.

SUPPLEMENTARY INFORMATION

Future prices received for production and future production costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. There can be no assurance that the proved reserves will be developed within the periods assumed or that prices and costs will remain constant. Actual production may not equal the estimated amounts used in the preparation of reserve projections. Estimates of future net cash flows from Athlon’s properties, and the representative value thereof, were made using 12-month first-day-of-the-month oil and natural gas average prices, as adjusted for basis or location differentials, held constant over the life of the reserves. Prices used in estimating Athlon’s future net cash flows were as follows as of the dates indicated:

	December 31,
	2013	2012	2011
Oil (per Bbl)	$96.78	$94.71	$93.25
Natural gas (per Mcf)	3.67	2.75	3.53

Net future cash inflows have not been adjusted for commodity derivative contracts outstanding at the end of the year. Future cash inflows are reduced by estimated production and development costs, which are based on year-end economic conditions and held constant throughout the life of the properties, and the estimated effect of future income taxes. Income tax expense is calculated by applying the statutory income tax rates to the pretax net cash flows giving effect to any permanent differences and reduced by the applicable tax basis.

There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. Oil and natural gas reserve engineering is and must be recognized as a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in any exact way, and estimates of other engineers might differ materially from those included herein. The accuracy of any reserve estimate is a function of the quality of available data and engineering, and estimates may justify revisions based on the results of drilling, testing, and production activities. Accordingly, reserve estimates are often materially different from the quantities of oil and natural gas that are ultimately recovered. Reserve estimates are integral to management’s analysis of impairment of oil and natural gas properties and the calculation of DD&A on these properties.

ATHLON ENERGY INC.

SUPPLEMENTARY INFORMATION

Athlon’s estimated net quantities of proved reserves were as follows as of the dates indicated:

	December 31,
	2013	2012	2011
Proved developed reserves:
Oil (MBbls)	26,436	14,470	7,942
Natural gas (MMcf)	55,358	31,965	14,063
Natural gas liquids (MBbls)	11,077	5,900	3,211
Combined (MBOE)	46,740	25,698	13,496
Proved undeveloped reserves:
Oil (MBbls)	44,738	34,953	18,030
Natural gas (MMcf)	96,848	71,718	37,497
Natural gas liquids (MBbls)	19,645	13,375	8,338
Combined (MBOE)	80,524	60,281	32,618
Proved reserves:
Oil (MBbls)	71,174	49,423	25,972
Natural gas (MMcf)	152,206	103,683	51,560
Natural gas liquids (MBbls)	30,722	19,275	11,549
Combined (MBOE)	127,264	85,979	46,114

The changes in Athlon’s proved reserves were as follows for the periods indicated:

	Oil (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)	Oil Equivalent (MBOE)
Balance at December 31, 2010	—	—	—	—
Purchases of minerals-in-place	21,308	39,179	8,935	36,773
Extensions and discoveries	4,200	10,064	2,285	8,162
Revisions of previous estimates	1,020	3,334	568	2,143
Production	(556)	(1,017)	(239)	(964)

Balance, December 31, 2011	25,972	51,560	11,549	46,114
Purchases of minerals-in-place	5,203	5,874	1,162	7,344
Extensions and discoveries	23,471	56,736	10,525	43,452
Revisions of previous estimates	(3,766)	(7,324)	(3,366)	(8,352)
Production	(1,457)	(3,163)	(595)	(2,579)

Balance, December 31, 2012	49,423	103,683	19,275	85,979
Purchases of minerals-in-place	495	877	197	838
Extensions and discoveries	23,895	45,424	9,566	41,031
Revisions of previous estimates(a)	43	7,149	2,638	3,874
Production	(2,682)	(4,927)	(954)	(4,458)

Balance, December 31, 2013	71,174	152,206	30,722	127,264

(a)	Revisions to previous estimates are comprised of 6,512 MBOE of negative revisions for proved undeveloped locations that are not currently scheduled to be drilled within the next five years and 10,386 MBOE of positive net revisions due to the combination of price, cost, and technical revisions.

ATHLON ENERGY INC.

SUPPLEMENTARY INFORMATION

The following is a standardized measure of discounted future net cash flows and changes applicable to proved reserves. The future net cash flows are discounted at 10% per year and assume continuation of existing economic conditions.

The standardized measure of discounted future net cash flows, in management’s opinion, should be examined with caution. The basis for this table is the reserve studies prepared by independent petroleum engineering consultants, which contain imprecise estimates of quantities and rates of production of reserves. Revisions of previous year estimates can have a significant impact on these results. Also, exploration costs in any year may lead to significant discoveries in later years and may significantly change previous estimates of proved reserves and their valuation. Therefore, the standardized measure of discounted future net cash flows is not necessarily indicative of the fair value of Athlon’s proved oil and natural gas properties.

The data presented should not be viewed as representing the expected cash flow from or current value of, existing proved reserves since the computations are based on a large number of estimates and arbitrary assumptions. Reserve quantities cannot be measured with precision and their estimation requires many judgmental determinations and frequent revisions. Actual future prices and costs are likely to be substantially different from the prices and costs utilized in the computation of reported amounts.

Athlon’s standardized measure of discounted future net cash flows was as follows as of the dates indicated:

	December 31,
	2013	2012	2011
	(in thousands)
Future cash inflows	$8,053,437	$5,361,058	$3,155,756
Future production costs	(2,421,186)	(1,811,514)	(972,343)
Future development costs	(1,242,817)	(1,060,785)	(569,672)
Future income taxes	(1,347,259)	(37,527)	(22,090)

Future net cash flows	3,042,175	2,451,232	1,591,651
10% annual discount	(1,942,501)	(1,600,318)	(1,010,494)

Standardized measure of discounted estimated future net cash flows	$1,099,674	$850,914	$581,157

ATHLON ENERGY INC.

SUPPLEMENTARY INFORMATION

The changes in Athlon’s standardized measure of discounted future net cash flows were as follows for the periods indicated:

	Year ended December 31,
	2013	2012	2011
	(in thousands)
Net change in prices and production costs	$250,716	$(109,214)	$73,093
Purchases of minerals-in-place	11,601	81,304	394,248
Extensions, discoveries, and improved recovery	448,208	376,493	101,396
Revisions of previous quantity estimates	50,202	(189,505)	27,499
Production, net of production costs	(246,327)	(121,170)	(47,626)
Previously estimated development costs incurred during the period	130,900	119,361	43,994
Accretion of discount	86,658	59,144	20,072
Change in estimated future development costs	(17,389)	60,210	(22,239)
Net change in income taxes	(520,162)	(5,378)	(2,809)
Change in timing and other	54,353	(1,488)	(6,471)

Net change in standardized measure	248,760	269,757	581,157
Standardized measure, beginning of year	850,914	581,157	—

Standardized measure, end of year	$1,099,674	$850,914	$581,157

Selected Quarterly Financial Data—Unaudited

The following table provides selected quarterly financial data for the periods indicated:

	Quarter
	First	Second	Third	Fourth
	(in thousands, except per share data)
2013
Revenues	$54,746	$65,165	$88,425	$91,037
Operating income	$15,380	$41,454	$14,210	$45,162
Net income attributable to stockholders	$10,879	$23,697	$2,482	$22,005
Net income per common share:
Basic	$0.16	$0.36	$0.03	$0.27
Diluted	$0.16	$0.36	$0.03	$0.27
2012
Revenues	$33,232	$35,791	$42,086	$46,002
Operating income (loss)	$(8,869)	$58,295	$430	$15,035
Net income (loss) attributable to stockholders	$(10,000)	$54,604	$(2,096)	$10,506
Net income (loss) per common share:
Basic	$(0.15)	$0.82	$(0.03)	$0.16
Diluted	$(0.15)	$0.80	$(0.03)	$0.15

SCHEDULE B

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF ENCANA AFTER

GIVING EFFECT TO THE ACQUISITION OF ATHLON, FOR THE YEAR ENDED DECEMBER 31,

2013 AND AS AT AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Encana Corporation

Unaudited Pro Forma Interim Consolidated Balance Sheet

As at September 30, 2014

(USD$ millions)	Encana Corporation	Athlon Energy Inc.	Adjustments		Pro Forma
Assets
Current Assets
Cash and cash equivalents	$6,974	$5	$(5,975)	3a, 3c	$1,004
Accounts receivable and accrued revenues	1,201	101	17	3a, 3k	1,319
Risk management	137	17	—		154
Income tax receivable	550	—	—		550
Deferred income tax	107	—	—		107

	8,969	123	(5,958)		3,134
Property, Plant and Equipment, at cost:
Natural gas and oil properties, based on full cost accounting
Proved properties	39,930	2,525	(401)	3a	42,054
Unproved properties	821	679	4,706	3a	6,206
Other	2,769	3	(1)	3a, 3k	2,771

Property, plant and equipment	43,520	3,207	4,304		51,031
Less: Accumulated depreciation, depletion and amortization	(33,292)	(277)	277	3a	(33,292)

Property, plant and equipment, net	10,228	2,930	4,581		17,739
Cash in Reserve	111	—	—		111
Other Assets	501	25	(25)	3g, 3k	501
Risk Management	57	9	—		66
Deferred Income Taxes	248	—	—		248
Goodwill	1,220	—	1,725	3a, 3d	2,945

	$21,334	$3,087	323		24,744

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$2,148	$215	(9)	3a,3b, 3k	2,354
Income tax payable	12	—	—		12
Risk management	4	—	—		4
Current debt	—	—	335	3a, 3e	335
Deferred income tax	14	4	(4)	3a, 3d	14

	2,178	219	322		2,719
Long Term Debt	6,086	1,386	(224)	3a	7,248
Other Liabilities and Provisions	2,616	—	—		2,616
Risk Management	5	—	—		5
Asset Retirement Obligation	814	12	13	3a	839
Deferred Income Tax	137	141	1,584	3a, 3d	1,862

	11,836	1,758	1,695		15,289
Shareholders’ Equity
Share Capital – authorized unlimited common shares, without par value 2014 issued and outstanding: 741.1 million shares	2,449	1	(1)	3f	2,449
Paid in Surplus	1,360	1,182	(1,182)	3f	1,360
Retained Earnings	5,041	132	(175)	3b, 3c, 3f	4,998
Accumulated Other Comprehensive Income	648	—	—		648

Total Encana Shareholders’ Equity	9,498	1,315	(1,358)		9,455
Noncontrolling interest	—	14	(14)	3f	—

Total Equity	9,498	1,329	(1,372)		9,455

	$21,334	$3,087	323		24,744

See accompanying Notes to the Unaudited Pro Forma Consolidated Financial Statements

Encana Corporation

Unaudited Pro Forma Interim Consolidated Statement of Earnings

For the Nine Months Ended September 30, 2014

(USD$ millions, except per share amounts)	Encana Corporation	Athlon Energy Inc.	Adjustments		Pro Forma
Revenues, Net of Royalties	$5,765	$423	$—	3k	$6,188
Expenses
Production and mineral taxes	97	27	—		124
Transportation and processing	1,149	—	—		1,149
Operating	557	42	—		599
Purchased product	844	—	—		844
Depreciation, depletion and amortization	1,294	117	49	3h	1,460
Accretion of asset retirement obligation	39	1	—		40
Administrative	269	39	—		308
Interest	402	35	1	3i	438
Foreign exchange (gain) loss, net	254	—	—		254
(Gain) loss on divestiture	(3,442)	—	—		(3,442)
Other	8	2	—		10

	1,471	263	50		1,784

Net Earnings Before Income Tax	4,294	160	(50)		4,404
Income tax expense	1,066	58	(12)	3j	1,112

Net Earnings	$3,228	$102	$(38)		$3,292

Net earnings attributable to noncontrolling interest	(34)	(3)	3	3f	(34)

Net Earnings Attributable to Common Shareholders	$3,194	$99	$(35)		$3,258

Net Earnings per Common Shares
Basic and Diluted	$4.31

Encana Corporation

Unaudited Pro Forma Interim Consolidated Statement of Comprehensive Income

For the Nine Months Ended September 30, 2014

(USD$ millions)	Encana Corporation	Athlon Energy Inc.	Adjustments		Pro Forma
Net Earnings	$3,228	$102	$(38)		$3,292
Other Comprehensive Income (Loss), Net of Tax
Foreign currency transition adjustment	(36)	—	—		(36)
Pension and other post-employment benefit plans	—	—	—		—

Other Comprehensive Income	(36)	—	—		(36)

Comprehensive Income	3,192	102	(38)		3,256

Comprehensive Income Attributable to Noncontrolling Interest	(34)	(3)	3	3f	(34)

Comprehensive Income Attributable to Common Shareholders	$3,158	$99	$(35)		$3,222

See accompanying Notes to the Unaudited Pro Forma Consolidated Financial Statements

Encana Corporation

Unaudited Pro Forma Consolidated Statement of Earnings

For the Year Ended December 31, 2013

(USD$ millions, except per share amounts)	Encana Corporation	Athlon Energy Inc.	Adjustments		Pro Forma
Revenues, Net of Royalties	$5,858	$281	$—	3k	$6,139
Expenses
Production and mineral taxes	134	19	—		153
Transportation and processing	1,476	—	—		1,476
Operating	859	34	—		893
Purchased product	441	—	—		441
Depreciation, depletion and amortization	1,565	87	159	3h	1,811
Impairments	21	—	—		21
Accretion of asset retirement obligation	53	1	—		54
Administrative	439	21	43	3b, 3c	503
Interest	563	37	(2)	3i	598
Foreign exchange (gain) loss, net	325	—	—		325
Other	(6)	3	—		(3)

	5,870	202	200		6,272

Net Earnings (Loss) Before Income Tax	(12)	79	(200)		(133)
Income tax expense (recovery)	(248)	19	(62)	3j	(291)

Net Earnings	$236	$60	$(138)		$158

Net Earnings attributable to noncontrolling interest	—	(1)	1	3f	—

Net Earnings Attributable to Common Shareholders	$236	$59	$(137)		$158

Net Earnings per Common Shares
Basic and Diluted	$0.32

Encana Corporation

Unaudited Pro Forma Consolidated Statement of Comprehensive Income

For the Year Ended December 31, 2013

(USD $ millions)	Encana Corporation	Athlon Energy Inc.	Adjustments		Pro Forma
Net Earnings (Loss)	$236	$60	$(138)		$158
Other Comprehensive Income (Loss), Net of Tax
Foreign currency transition adjustment	(46)	—	—		(46)
Pension and other post-employment benefit plans	60	—	—		60

Other Comprehensive Income	14	—	—		14

Comprehensive Income	250	60	(138)		172

Comprehensive Income Attributable to Noncontrolling Interest	—	(1)	1	3f	—

Comprehensive Income Attributable to Common Shareholders	$250	$59	$(137)		$172

See accompanying Notes to the Unaudited Pro Forma Consolidated Financial Statements

Encana Corporation

Notes to Unaudited Pro Forma Consolidated Financial Statements

For the Year Ended December 31, 2013 and as at and for the Nine Months Ended September 30, 2014

1. Nature of Transaction

On September 27, 2014, Encana Corporation (“Encana”) entered into a definitive merger agreement pursuant to which Encana’s indirect, wholly-owned subsidiary, Alenco Acquisition Company Inc. (“Alenco Acquisition”), would acquire all of the issued and outstanding shares of common stock of Athlon Energy Inc. (“Athlon”) by means of an all-cash tender offer (the “Offer”) for US$5.93 billion (US$58.50 per share), as well as Encana assuming Athlon’s US$1.15 billion of senior notes and repaying and terminating Athlon’s existing credit facility with indebtedness outstanding of US$0.3 billion. On November 13, 2014, the Offer was consummated and, as a result, Alenco Acquisition was merged with and into Athlon (the “Merger”), with any shares not tendered into the Offer being cancelled and converted into the right to receive the same US$58.50 per share paid in the Offer. Following the Merger, shares of Athlon common stock ceased to be traded on the New York Stock Exchange and Athlon became an indirect, wholly-owned subsidiary of Encana.

2. Basis of Presentation

The unaudited Pro Forma Consolidated Financial Statements have been prepared from information derived from, and should be read in conjunction with, the following:

•	Encana’s audited Consolidated Financial Statements for the year ended December 31, 2013 and Encana’s unaudited Interim Condensed Consolidated Financial Statements as at and for the nine months ended September 30, 2014.

•	Athlon’s audited Consolidated Financial Statements for the year ended December 31, 2013 and Athlon’s unaudited Consolidated Financial Statements as at and for the nine months ended September 30, 2014.

The unaudited Pro Forma Consolidated Financial Statements have been prepared in accordance with the accounting policies that are permitted by generally accepted accounting principles in the United States of America (U.S. GAAP). Accounting policies used in the preparation of the unaudited Pro Forma Consolidated Financial Statements are in accordance with those disclosed in Encana’s audited Consolidated Financial Statements for the year ended December 31, 2013 and for the nine months ended September 30, 2014.

The unaudited Pro Forma Consolidated Statements of Earnings give retroactive effect to the acquisition of Athlon as if it had occurred on January 1, 2013. The unaudited Pro Forma Consolidated Balance Sheet gives retroactive effect to the acquisition of Athlon as if it had occurred as at September 30, 2014. The underlying assumptions for the unaudited Pro Forma Consolidated Financial Statements adjustments provide a reasonable basis for presenting the significant financial effects directly attributable to the acquisition of Athlon. However, the unaudited Pro Forma Consolidated Financial Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. No adjustments have been made to the pro forma financial information to reflect costs savings or synergies that may be obtained as a result of the acquisition of Athlon described herein. In the opinion of management of Encana, the unaudited Pro Forma Consolidated Financial Statements include all the necessary adjustment for fair presentation.

The line items included in these unaudited Pro Forma Consolidated Financial Statements are presented in United States (U.S.) dollars.

Encana Corporation

Notes to Unaudited Pro Forma Consolidated Financial Statements - continued

For the Year Ended December 31, 2013 and as at and for the Nine Months Ended September 30, 2014

3. Pro Forma Adjustments

The unaudited Pro Forma Consolidated Financial Statements for the nine months ended September 30, 2014 and year ended December 31, 2013 give effect to the following transactions and adjustments referred to in this note as if they had occurred on January 1, 2013.

As Athlon’s financial statements are in accordance with U.S. GAAP and Athlon follows full cost method of accounting for oil and gas exploration and development activities, there are no significant differences in Encana’s and Athlon’s accounting policies.

a)	On November 13, 2014, Encana through its subsidiary acquired all of the issued and outstanding shares of common stock of Athlon for US$58.50 per share and assumed Athlon’s outstanding debt. The Pro Forma Consolidated Financial Statements reflect the value of the acquisition of Athlon as a business combination using the acquisition method.

The preliminary purchase price allocation of the acquisition, representing consideration paid and the fair value of the assets acquired and liabilities assumed, is as follows:

(USD$ millions)
Assets Acquired and Liabilities Assumed
Working capital deficiency including derivatives	(25)
Proved property	2,124
Unproved property	5,385
Other property plant and equipment	2
Goodwill	1,725
Asset retirement obligation	(25)
Deferred tax liability	(1,725)
Credit facility	(335)
Long-term debt	(1,162)

Total Purchase Price(1)	5,964

(1)	The purchase price includes cash consideration paid pursuant to the Offer, termination of certain employment agreements with Athlon’s management and a Tax Receivable Agreement, dated as of August 7, 2013, among Athlon and certain parties thereto. Refer to Schedule A for related disclosure on the Tax Receivable Agreement in Athlon’s Financial Statements.

The above amounts are estimates, which were made by management at the time of the preparation of the unaudited Pro Forma Consolidated Financial Statements based on information then available. Amendments may be made to these amounts as more information becomes available and the fair values are finalized.

The fair value of assets acquired and liabilities assumed were determined using relevant market assumptions, including future commodity prices and costs, timing of development activities, projections of oil and gas reserves, estimates to abandon and reclaim producing wells, and current market interest rates available to Encana. Encana used the income approach valuation technique.

b)	Transaction costs are approximately $32 million and are included in Accounts payable and accrued liabilities.

c)	Encana incurred approximately $11 million in severance costs associated with Athlon’s management in conjunction with the acquisition.

Encana Corporation

Notes to Unaudited Pro Forma Consolidated Financial Statements - continued

For the Year Ended December 31, 2013 and as at and for the Nine Months Ended September 30, 2014

d)	Deferred income taxes have been adjusted to reflect the new temporary differences resulting from the differences between the fair values corresponding to the accounting book values and tax basis of Athlon’s assets and liabilities. The resulting temporary difference is recognized as goodwill.

e)	On November 13, 2014, the credit facility was repaid and terminated in conjunction with the Acquisition and therefore presented as a current liability.

f)	Book values of Athlon’s common stock, additional paid-in capital, retained earnings and noncontrolling interest are eliminated. Prior to the closing of the acquisition, Athlon’s noncontrolling interest related to certain individuals owning limited partnership units of Athlon Holdings L.P. (the “Non-controlling Limited Partnership Units”). Upon consummation of the Offer and prior to completion of the Merger, the Non-controlling Limited Partnership Units were converted into shares of common stock of Athlon, and such shares received the same US$58.50 per share amount paid in the Offer.

g)	Issuance costs related to debt offerings incurred and capitalized by Athlon are eliminated.

h)	Depletion expense reflects the application of the revised unit-of-production based on proved reserves associated with the fair value of the proved property upon acquisition as determined in the preliminary purchase price allocation outlined above in Note 3(a).

i)	Interest expense reflects the effective interest on long-term debt using market interest rates available to Encana upon closing of the acquisition.

j)	The provision for income taxes has been adjusted to give effect to the pro form adjustments in the Pro Forma Consolidated Statement of Net Earnings and Comprehensive Income. On April 26, 2013, as a result of a corporate re-organization, Athlon Holdings LP became an indirect majority the owned subsidiary of Athlon. As Athlon Holdings LP is a limited partnership, and not subject to federal income taxes, income tax expense was adjusted to reflect the incremental income from the period of January 1, 2013 to April 26, 2013 that would have been recognized in Encana’s results.

k)	Certain elements of Athlon’s Consolidated Financial Statements have been reclassified to provide a consistent format with Encana’s presentation including: Inventory and Other current assets are presented in Accounts receivable and accrued revenues; Other long term assets are presented in Other property plant and equipment; Debt issue costs are presented in Other assets; Accrued liabilities, Revenue payable and Other liabilities are presented in Accounts payable and accrued liabilities; and Derivative fair value loss (gain) is presented in Revenues, Net of Royalties.

l)	During 2014, Athlon acquired certain oil and natural gas properties that were accounted for under the acquisition method. Certain pro forma disclosures were included in Schedule A in the unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2014.

4. Pro Forma Net Earnings Per Common Share

The pro forma Net Earnings per Common Share has been calculated based on the following historical weighted average number of Encana’s shares outstanding for the applicable period and the pro forma Net Earnings.

(USD$ millions, except per share amounts)	Nine months ended September 31, 2014	Year ended December 31, 2013
Pro Forma Net Earnings	$3,258	$158
Weighted average million common shares outstanding - basic	741.1	737.7
Weighted average million common shares outstanding - diluted	741.1	737.7
Net Earnings per Common Share - basic	$4.40	$0.21
Net Earnings per Common Share - diluted	$4.40	$0.21